Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Waldorf Trade Risk, LLC
6 Landmark Square - 4th Floor
Stamford, CT 06901
https://receivasure.com

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Waldorf Trade Risk, LLC
Address: 6 Landmark Square - 4th Floor, Stamford, CT 06901
State of Incorporation: DE
Date Incorporated: February 18, 2010

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Class B Units when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: August 01, 2021
Valuation Cap: $7,500,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Class B Units

Voting Rights:
There are no voting rights associated with Class B Units.

Material Rights:

<p>20M units are authorized n total, and may be designated to either class.</p> <p>DISTRIBUTIONS AND ALLOCATIONS</p> <p> Subject to the Managing Member's obligation to make tax distributions, distributions will be made to Members, when determined by the Managing Member, as follows, </p> <p>• First, among the Members in proportion to the amount of their respective unreturned Capital Contributions (It should be noted that David G. Waldorf's and WTR Investors, Inc.'s aggregate Capital Contributions, as of the date of this offering, equaled $3,500,000, until the Members' Capital Contributions have been returned; </p> <p>• After the Members' Capital Contributions have been returned, distributions will be made among the Members in proportion to the relative number of Units each Member holds. </p> <p>Distributions by the Managing Member are subject to the Managing Member's making Tax Distributions to the Members, which are calculated by the Managing Member and equal to the amount of net taxable income and gain allocated to a Member in any taxable period multiplied by either forty-five percent (45%) or the highest combined marginal U.S. federal, state and local tax rate applicable to any Member (as determined by the Managing Member). All such tax distributions are

treated as an advance against distributions that Members would otherwise be entitled to receive in the absence of tax distributions.</p> <p>ALLOCATIONS</p> <p> Net Profits and Net Losses for each fiscal year will be allocated by the target method of allocation. So, Net Profits and Net Losses will be allocated among the Members in such a manner that the Members Adjusted Capital Account is, as nearly as possible, equal to that it would be if the Company were dissolved, its affairs would up and its assets sold for cash equal to their Gross Asset Value, and all of the Company's liabilities were satisfied and the net assets distributed to satisfy its creditors and then among the Members as described above.</p> <p>TRANSFERS</p> <p> A Class B Member is not allowed to transfer, sell, convey, assign, bequest, gift or encumber ("Transfer") any of his, her or its Class B Membership Units, without the written consent of the Managing Member, except to a Class B Member's spouse, ex-spouse, parents, siblings, descendants and parents of spouses or descendants (a "Permitted Family Member"). If such Class B Member's transfer to a third party is approved by the Managing Member, before making any such Transfer of his, her or its Class B Membership Units to such third party, the Class B Member must first offer, on the same material terms, to Transfer his, her or its Class B Membership Units to Waldorf, who will have thirty (30) days to consider the offer, and then to the Company, which will have fifteen (15) to consider the offer, if Waldorf fails to accept such offer. Only after Waldorf and the Company have failed to act on such offer, may Class B Units be Transferred to a third-party.</p> <p>DRAG-ALONG RIGHTS</p> <p> If Waldorf proposes to Transfer a majority of the Class A Units then held by him to a third party, who is neither his affiliate nor a Permitted Family Member, Waldorf may compel the other Members to convey that same portion of their Membership Units (equal to the ratio of the number of Class A Units that Waldorf is conveying in such transfer compared to the total number of Class A Units Waldorf owns) on the same terms and conditions, provided, the price paid for Class B Units will be calculated as if such Transfer were being made on a liquidation of the business and distribution therefrom. So that, aggregate payments for Class A Units and Class B Units would be at a price that first reflected the return of the respective unreturned Capital Contributions for each such Unit and then in equal amounts per Unit.</p> <p>TAG-ALONG RIGHTS</p> <p> If Waldorf proposes to Transfer a majority of the Class A Units then held by him to a third party, who is neither his affiliate nor a Permitted Family Member, but does not elect to compel the sale of Units by other Members pursuant to his "drag-along rights" described above, the Members may elect, on fifteen (15) days written notice from Waldorf, to participate in such Transfer with that portion of their Membership Units (equal to the ratio of the number of Class A Units that Waldorf is conveying in such transfer compared to the total number of Class A Units Waldorf owns) on the same terms and conditions, provided, however, that the price paid for Class B Units will be calculated as if such Transfer were being made on a liquidation of the business and distribution therefrom. So that, aggregate payments for Class A Units and Class B Units would be at a price that first reflected the return of the respective unreturned Capital Contributions for each such Unit and then in equal amounts per Unit.</p> <p> </p>

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine

shareholders. See 10% Bonus below.

The 10% Bonus for StartEngine Shareholders

Waldorf Trade Risk, LL. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6.0%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

The Company and its Business

Company Overview

Waldorf Trade Risk (WTR) is a Managing General Agency (MGA) AKA Insurance Program Manger, focused exclusively on underwriting Accounts Receivable default risk (AKA Trade Credit Insurance) for US small and medium sized enterprises (SMEs). WTR has developed ReceivaSure, a InsurTech Cloud Credit Risk Underwriting and Policy Administration Platform which brings down the cost and administration of this form of insurance for small businesses. Digitized underwriting and an end to end platform allows smaller firms to gain access to this strategic product for the first time. At the same time it makes the proposition of offering it more attractive to 35,000 commercial insurance agencies currently uninterested in offering it due to the traditionally high marginal costs involved in sales & service. WTR has partnered with a Fortune 100 small business insurer, in developing a superior product designed exclusively for the US for the SME market.

WTR has been quoting deals since April and began booking revenue in July, 2019.

Competitors and Industry

US Trade Credit Insurance Market - Competitive Set Euler Hermes, Coface and AIG are the dominant competitors accounting for 75% of the US trade credit premiums underwritten with the balance underwritten by other insurance underwriters. These competitors are focused on underwriting policies for mid and large size enterprises. It is estimated that less than 50,000 US firms currently purchase credit insurance of which the majority are mid and large sized enterprises.

Current Stage and Roadmap

Waldorf Trade Risk is licensed in all 50 states and its Receivasure program is already admitted in 47 of those. The digital underwriting platform went into production in

February 2019 and the company did a limited launch to a small number of insurance agencies at that time. WTR began quoting business in April and started booking reveunue in July, 2019. The next stage in our roadmap is to scale our our offering to an ever widening audience including thousands of insurance agencies and affinity groups.

The Team

Managers

Name: David G. Waldorf

David G. Waldorf's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder - CEO & Managing Member
  Dates of Service: February 18, 2010 - Present
  Responsibilities: Executive Management and oversight

- **Position:** Chief Underwriting Officer
  Dates of Service: September 05, 2015 - Present
  Responsibilities: Managing the portfolio of risk (policies) of the agency

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online Accounts Receivable Insurance for small businesses. Our revenues are therefore dependent upon the market for online Accounts Receivable Insurance.

Minority Holder; Securities with No Voting Rights

The Convertible Notes that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other direct and indirect competition. Our business growth depends on the market interest in transferring the risk of Account Receivable default for small businesses to a trusted insurer.

We are an early stage company and have not yet generated any profits

Waldorf Trade Risk, LLC was formed on 02/18/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Waldorf Trade Risk, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Digital A/R insurance platform for US SMEs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the various State DOI (Departments of Insurance), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Waldorf Trade Risk, LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Waldorf Trade Risk, LLC could harm our reputation and materially negatively impact our financial condition and business.

Support of Insurance Carrier
The insurance company whose policies we manage may change their risk appetite and exit the business. Depending on the stage of development, transition to a new insurer may be more or less difficult.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Trade Secrets and Trademark Infringements
We believe we have taken adequate steps to protect trade secrets, trademarks etc. However, we cannot be certain that these marks or trade secrets will not be infringed upon. Depending on the circumstances relating to any unforeseen infringement(s), the cost of litigation may be too costly pursue with available resources at that time.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
David G. Waldorf	890,000	Class A Units	98.89

The Company's Securities

The Company has authorized Lockton Companies, LLP Convertible Notes , Class B Units, Series 2019 - CF Convertible Promissory Notes, and Class A Units.

Lockton Companies, LLP Convertible Notes

The security will convert into Equity securities and the terms of the Lockton Companies, LLP Convertible Notes are outlined below:

Amount outstanding: $250,000.00
Maturity Date: June 30, 2020
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: A qualified Financing equal to or exceeding $1,000,000

Material Rights

CONVERSION.

(a) Conversion Price:

(i) "Conversion Price" means, at the time of a Qualified Financing or upon the occurrence of a Deemed Liquidation Event, the Conversion Price will be the lower of the price per share determined by

(x) (A) if the Pre-Money Valuation Amount is less than or equal to $7,500,000 the Discount Percentage applies to qualified round price per share, or (B) if the Pre-Money Valuation Amount is greater than $7,500,000, the price per share determined by dividing the $7,500,000 cap by the qualified priced round pre-money valuation times the qualified round price per share;

by

(y) the total number of Fully Diluted Shares outstanding or deemed outstanding immediately prior to the closing of such Qualified Financing or Deemed Liquidation Event.

(ii) "Deemed Liquidation Event" means (A) a merger or consolidation of the Company with or into any other entity in which the holders of the Company's outstanding shares immediately before such merger or consolidation do not, immediately after such merger or consolidation, retain stock or other equity interests representing a majority of the voting power of the surviving entity of such merger or consolidation, (B) a sale or exclusive license of all or substantially all of the assets of the Company to a third party or parties, (C) an initial public offering by the Company of its Common Shares or (D) a transaction in which fifty percent (50%) or more of the voting power of the Company is directly or indirectly transferred (other than with respect to a financing transaction or where such voting power is transferred to an entity in which the holders of the Company's outstanding shares immediately before such transfer retain, immediately after such transfer, stock or other equity interests representing a majority of the voting power of such entity).

(iii) "Discount Percentage" means 80%.

(iv) "Fully Diluted Shares" means all of the Common Shares that are (i) issued and outstanding or (ii) reserved for issuance upon the exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company (excluding the number of securities into which the Notes shall convert upon a Qualified Financing or Deemed Liquidation Event, as applicable, but including shares reserved (or to be reserved) for the exercise or conversion, as applicable, under any stock or equity incentive plan or otherwise upon completion of a Qualified Financing, including any such shares set forth in the pro forma capitalization table of the Company provided to Investors in connection with a Qualified Financing).

(v) "Pre-Money Valuation Amount" means the lesser of (X) seven million five hundred thousand dollars ($7,500,000); and (Y) the amount obtained by multiplying (1)(A) in the case of a Qualified Financing, the average price per Qualified Security to be paid by the New Investors in connection with the closing of such Qualified Financing or (B) in the case of a Deemed Liquidation Event, the fair market value (as determined in good faith by the Company's board of managers) of the consideration payable on each of the Common Shares upon the occurrence of such Deemed Liquidation Event and (2) the total number of Fully Diluted Shares outstanding immediately prior to the closing of such Qualified Financing or Deemed Liquidation Event.

(vi) "Qualified Financing" means the issuance and sale by the Company to one or more venture capital, institutional or other investors (including natural persons, corporations, partnerships, trusts, limited liability companies, associations or other entities) (collectively, the "New Investors") of equity securities of the Company (collectively, the "Qualified Securities") that are senior or pari passu in rights and preferences to the Company's common shares (collectively, the "Common Shares"), where the aggregate gross proceeds received by the Company equals or exceeds one million dollars ($1,000,000), exclusive of any proceeds received pursuant to the Financing.

(b) Upon the closing of a Qualified Financing, the entire amount of principal and

accrued interest outstanding under each Note (the "Outstanding Amount") shall be automatically converted into that number of fully paid and non-assessable Qualified Securities determined by dividing the applicable Outstanding Amount by the Conversion Price.

(c) If Qualified Securities are issued to the Investors, such Qualified Securities shall have the same rights and preferences as the Qualified Securities issued to the New Investors.

(d) If, upon the occurrence of a Deemed Liquidation Event, the Investors would have received consideration with a fair market value (as determined in good faith by the Company's board of managers) greater than the aggregate Outstanding Amount had the Notes been converted immediately prior to such Deemed Liquidation Event into that number of fully paid and non-assessable shares of Common Shares determined by dividing the Outstanding Amount by the Conversion Price, then the Notes shall be deemed to have been automatically converted into the right to receive such greater consideration upon such occurrence and such amount shall be immediately due and payable to the Investors at such time.

(e) Upon conversion, the Investors shall surrender each Note at the office of the Company or of its transfer agent. Thereupon, the Company or its transfer agent shall issue and deliver to each Investor the number of Qualified Securities into which the Note surrendered by such Investor was convertible on the date on which such conversion occurred. The Company shall not be obligated to issue the Qualified Securities issuable upon such conversion unless the Note being converted is either delivered to the Company or any such transfer agent or the Investor surrendering such Note notifies the Company or any such transfer agent that such Note has been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith.

(f) Upon the payment and/or conversion of the entire principal amount of a Note and the payment and/or conversion of the accrued interest thereon in accordance with the terms therein, such Note shall be canceled.

Class B Units

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

20M units are authorized n total, and may be designated to either class.

DISTRIBUTIONS AND ALLOCATIONS

Subject to the Managing Member's obligation to make tax distributions, distributions will be made to Members, when determined by the Managing Member, as follows,

• First, among the Members in proportion to the amount of their respective unreturned Capital Contributions (It should be noted that David G. Waldorf's and WTR Investors, Inc.'s aggregate Capital Contributions, as of the date of this offering, equaled $3,500,000, until the Members' Capital Contributions have been returned;

• After the Members' Capital Contributions have been returned, distributions will be made among the Members in proportion to the relative number of Units each Member holds.

Distributions by the Managing Member are subject to the Managing Member's making Tax Distributions to the Members, which are calculated by the Managing Member and equal to the amount of net taxable income and gain allocated to a Member in any taxable period multiplied by either forty-five percent (45%) or the highest combined marginal U.S. federal, state and local tax rate applicable to any Member (as determined by the Managing Member). All such tax distributions are treated as an advance against distributions that Members would otherwise be entitled to receive in the absence of tax distributions.

ALLOCATIONS

Net Profits and Net Losses for each fiscal year will be allocated by the target method of allocation. So, Net Profits and Net Losses will be allocated among the Members in such a manner that the Members Adjusted Capital Account is, as nearly as possible, equal to that it would be if the Company were dissolved, its affairs would up and its assets sold for cash equal to their Gross Asset Value, and all of the Company's liabilities were satisfied and the net assets distributed to satisfy its creditors and then among the Members as described above.

TRANSFERS

A Class B Member is not allowed to transfer, sell, convey, assign, bequest, gift or encumber ("Transfer") any of his, her or its Class B Membership Units, without the written consent of the Managing Member, except to a Class B Member's spouse, ex-spouse, parents, siblings, descendants and parents of spouses or descendants (a "Permitted Family Member"). If such Class B Member's transfer to a third party is approved by the Managing Member, before making any such Transfer of his, her or its Class B Membership Units to such third party, the Class B Member must first offer, on the same material terms, to Transfer his, her or its Class B Membership Units to Waldorf, who will have thirty (30) days to consider the offer, and then to the Company, which will have fifteen (15) to consider the offer, if Waldorf fails to accept such offer. Only after Waldorf and the Company have failed to act on such offer, may Class B Units be Transferred to a third-party.

DRAG-ALONG RIGHTS

If Waldorf proposes to Transfer a majority of the Class A Units then held by him to a third party, who is neither his affiliate nor a Permitted Family Member, Waldorf may compel the other Members to convey that same portion of their Membership Units (equal to the ratio of the number of Class A Units that Waldorf is conveying in such transfer compared to the total number of Class A Units Waldorf owns) on the same terms and conditions, provided, the price paid for Class B Units will be calculated as if such Transfer were being made on a liquidation of the business and distribution therefrom. So that, aggregate payments for Class A Units and Class B Units would be at a price that first reflected the return of the respective unreturned Capital Contributions for each such Unit and then in equal amounts per Unit.

TAG-ALONG RIGHTS

If Waldorf proposes to Transfer a majority of the Class A Units then held by him to a third party, who is neither his affiliate nor a Permitted Family Member, but does not elect to compel the sale of Units by other Members pursuant to his "drag-along rights" described above, the Members may elect, on fifteen (15) days written notice from Waldorf, to participate in such Transfer with that portion of their Membership Units (equal to the ratio of the number of Class A Units that Waldorf is conveying in such transfer compared to the total number of Class A Units Waldorf owns) on the same terms and conditions, provided, however, that the price paid for Class B Units will be calculated as if such Transfer were being made on a liquidation of the business and distribution therefrom. So that, aggregate payments for Class A Units and Class B Units would be at a price that first reflected the return of the respective unreturned Capital Contributions for each such Unit and then in equal amounts per Unit.

Series 2019 - CF Convertible Promissory Notes

The security will convert into Class b units and the terms of the Series 2019 - CF Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: June 30, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: $1,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Class B Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Class B Units resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Units at conversion price equal to the lesser

of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,500,000.00 divided by the aggregate number of outstanding Class B Units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class B Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Units at a price per security equal to the quotient of $7,500,000.00 divided by the aggregate number of

outstanding Class B Units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Distribution of K-1's to all Members.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

Class A Units

The amount of security authorized is 20,000,000 with a total of 900,000 outstanding.

Voting Rights

Neither Class A Members nor Class B Members participate in the management of the Company. The Managing Member has complete discretion to manage and control the affairs of the Company. As long as David G. Waldorf ("Waldorf") owns any Class A Units, Waldorf will serve as Managing Member. Once Waldorf no longer owns any Class A Units, the Managing Member will be elected and may be removed by a vote of the Members holding a majority of the Class A Units.

Material Rights

20M units are authorized n total, and may be designated to either class.

DISTRIBUTIONS AND ALLOCATIONS

Subject to the Managing Member's obligation to make tax distributions, distributions will be made to Members, when determined by the Managing Member, as follows,

• First, among the Members in proportion to the amount of their respective unreturned Capital Contributions (It should be noted that David G. Waldorf's and WTR Investors, Inc.'s aggregate Capital Contributions, as of March 27, 2019, exceeded $3,120,000) until the Members' Capital Contributions have been returned;

• After the Members' Capital Contributions have been returned, distributions will be made among the Members in proportion to the relative number of Units each Member holds.

Distributions by the Managing Member are subject to the Managing Member's making Tax Distributions to the Members, which are calculated by the Managing Member and equal to the amount of net taxable income and gain allocated to a Member in any taxable period multiplied by either forty-five percent (45%) or the highest combined marginal U.S. federal, state and local tax rate applicable to any Member (as determined by the Managing Member). All such tax distributions are treated as an advance against distributions that Members would otherwise be entitled to receive in the absence of tax distributions.

ALLOCATIONS

Net Profits and Net Losses for each fiscal year will be allocated by the target method of allocation. So, Net Profits and Net Losses will be allocated among the Members in such a manner that the Members Adjusted Capital Account is, as nearly as possible, equal to that it would be if the Company were dissolved, its affairs would up and its assets sold for cash equal to their Gross Asset Value, and all of the Company's liabilities were satisfied and the net assets distributed to satisfy its creditors and then among the Members as described above.

TRANSFERS

A Class B Member is not allowed to transfer, sell, convey, assign, bequest, gift or encumber ("Transfer") any of his, her or its Class B Membership Units, without the written consent of the Managing Member, except to a Class B Member's spouse, ex-spouse, parents, siblings, descendants and parents of spouses or descendants (a "Permitted Family Member"). If such Class B Member's transfer to a third party is approved by the Managing Member, before making any such Transfer of his, her or its Class B Membership Units to such third party, the Class B Member must first offer, on the same material terms, to Transfer his, her or its Class B Membership Units to Waldorf, who will have thirty (30) days to consider the offer, and then to the Company, which will have fifteen (15) to consider the offer, if Waldorf fails to accept such offer. Only after Waldorf and the Company have failed to act on such offer, may Class B Units be Transferred to a third-party.

DRAG-ALONG RIGHTS

If Waldorf proposes to Transfer a majority of the Class A Units then held by him to a third party, who is neither his affiliate nor a Permitted Family Member, Waldorf may compel the other Members to convey that same portion of their Membership Units (equal to the ratio of the number of Class A Units that Waldorf is conveying in such transfer compared to the total number of Class A Units Waldorf owns) on the same terms and conditions, provided, the price paid for Class B Units will be calculated as if such Transfer were being made on a liquidation of the business and distribution therefrom. So that, aggregate payments for Class A Units and Class B Units would be at a price that first reflected the return of the respective unreturned Capital Contributions for each such Unit and then in equal amounts per Unit.

TAG-ALONG RIGHTS

If Waldorf proposes to Transfer a majority of the Class A Units then held by him to a third party, who is neither his affiliate nor a Permitted Family Member, but does not elect to compel the sale of Units by other Members pursuant to his "drag-along rights" described above, the Members may elect, on fifteen (15) days written notice from Waldorf, to participate in such Transfer with that portion of their Membership Units (equal to the ratio of the number of Class A Units that Waldorf is conveying in such transfer compared to the total number of Class A Units Waldorf owns) on the same terms and conditions, provided, however, that the price paid for Class B Units will be

calculated as if such Transfer were being made on a liquidation of the business and distribution therefrom. So that, aggregate payments for Class A Units and Class B Units would be at a price that first reflected the return of the respective unreturned Capital Contributions for each such Unit and then in equal amounts per Unit.

What it means to be a minority holder

As a holder of convertible notes, you will have no voting power over the Company. Even in the event of conversion, you will be a minority holder of Class B Units of the company, meaning you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Working Capital
  Date: July 11, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We launched a program similar to Receivasure in late 2015 in the Non-Admitted marketplace – AKA Excess & Surplus Lines Market. We began writing premium in December 2015. Despite growing premiums and minimal claims both we, and our carrier (Liberty Mutual) realized by May 2016 that we could not scale our program in that marketplace. This was due to the high frictional compliance terms that Excess & Surplus Lines Associations in all states impose upon brokers accessing products in that marketplace. Without the ability to scale we could not achieve a sufficient spread of risk to support our actuarial modelling. Timelines are included below:

2016

June: Liberty and WTR mutually agreed to stop writing new policies and part ways effective September 15

September: WTR puts the existing policies into run-off mode and services them until each expired

October: WTR engages reinsurance broker to re-market the program exclusively to carriers willing to file in all states for Admitted states with each DOI.

2017

January: Nationwide expresses strong interest in our program and begins full due diligence

June: Nationwide gains internal approval of program and initiates negotiation of Program Managers Agreements with WTR

September: WTR executes PM Agreements with Nationwide

October: Nationwide begin process of converting our forms into Nationwide compliant format in anticipation of 153 filings (Our 3 products each to be filed and approved 50 states plus DC)

2018

May: Nationwide finally submit all 153 filings

June: States begin approving the filings as submitted or engage Nationwide with amendatory requests – each request can go back and forth for weeks or months.

July: WTR begins build out of digital underwriting platform. This could not start until at least one state approved and Admitted the filings. Part of the required code for the platform is based on the rules in each filing.

Nov: UAT version of platform submitted to Nationwide for Underwriting, Legal and Actuarial review and approvals.

2019

Jan: Nationwide signs off on WTR platform

Feb: WTR notified select group of specialty brokers of the launch and begins live beta with this group.

April: WTR issues first quotes and declinations.

July: First policies are booked with annual premium of $55,000.

August: Policy premium MTD Aug 21 is $50,000. An additional $300,000 in quotes are outstanding.

Historical results and cash flows:

The past 2.5 years were spent securing an insurer, agreeing on the paramaters of coverage, scripting three policy words plus 35 endorsements, filing these in all 50 states (46 approved to date), coding our algorythm into an underwriting platform and finally launching.

There were no revenues over the past two fiscal years however we started generating revcenue in Q2 2019 and expect revenues to grow month on month. Cash flow break-

even is projected before the end of Q3, 2020.

Net income decreased from -$375K to $521K in 2018. This was due to costs associated with our launch (engagement of 3P vendors for data, security, website, marketing etc.) and delays in the delivery of our platform from IT partner. This delayed commencement of commercial revenues. The platform is complete and commercially operational. It is now generasting income so we do not expect the same situation for 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Managing member has been funding this enterpise as needed over time. The company currently has $75,000 in its operating account which would make up approximately 7% Having funded in excess of $3.35million to date (as at Aug 21, 2019) the founder does not desire nor is obliged to deploy further capital and is seeking interested investors on the StartEngine platform to fund the next phase of the companys' development now that it is operational.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of the campaign are projected to provide the company with the resources to reach cash flow break-even. The projected future Series A Equity raise is intended to fund the expansion and scaling of our program after cash flow break-even status is attained.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes; substanially all of the funds deployed going forward will be made up of those raised in the campaign. Of the total funds that our company has approximately 7% will be made up of funds raised from the crowdfunding campaign?

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our firm is now generating revenue. Based on our offering minimum ($10K) and maximum ($1.07M) a raise of $10,000 would be insufficicient for more than a few weeks of operations.

A raise of $250,000 would fund at least 6 months of operations. The main expenses

would be, SaaS expenses, 3P vendor charges, rent and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

Our firm is now generating revenue. A raise of $1,070,000 would allow us to run the business for 18+ months. The main expenses would be SaaS fees, 3P vendor charges, rent and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes; Contemplated future Series A capital raise of $3.5 - $7million for scale/expansion.

Indebtedness

- **Creditor:** Lockton Companies, LLP
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2020
  Valuation Cap of $7,500,000 - Discount Percentage of 80% - Conversion Trigger is $1,000,000 Qualified Equity Financing

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $7,500,000.00

Valuation Cap Details: Money invested as at 08-21-2019 is $3.35million. The value of our Program Manager Agreement (PMA) with Nationwide (exclusive national underwriting manager for this product) has a value in excess of $1,000,000 (we received a pre-money offer for a less scalable PMA in force with a different insurer three years ago). The value of time and effort expended by Nationwide to create, file and negotiate amendatory changes to our filings is substantial. This process has taken almost eighteen months so far and is ongoing. The result is approved programs in 46 of 51 jurisdictions thus far and these approvals are necessary to achieve a scalable model. An estimate of the time value of Nationwide's efforts is $2,500,000. There are several 3P sources that currently support exit multiples of 9 - 19X ebitda for specialty

MGA's such as WTR.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  SEO, Social media presence, thought leadership pieces for dissemination, awareness to insurance agency and small business CFO community.

- *Company Employment*
  40.0%
  Hire full time marketer, underwriter, customer service and operations manager.

- *Working Capital*
  34.0%
  Licensing, compliance services, rent, insurance, accounting, professional and outsourced administrative services associated with running an insurance program administrator.

- *Operations*
  10.0%
  Saas licensing, data inputs, hosting, to support end to end digital underwriting platform. The platform accepts applications, issues quotes, binds policies, issues contracts, bills premium and remits net proceeds to carrier and brokers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  SEO, thought leadership articles, Social media presence, marketing campaign to insurance agencies and CFO community of Manufacturers and Wholesalers.

- *Company Employment*
  30.0%
  Key positions of underwriting, customer service, operations and marketing.

- *Working Capital*
  30.0%
  Data, rent, insurance, accounting, professional services and compliance.

- *Operations*
  10.0%
  Saas licensing, data, docusign and related inputs to keep underwriting platform operating 24/7

- *Research & Development*
  8.0%
  To add a lender compliance module to our platform. The tool will allow lenders to have real time access to policy information thereby connecting insurance and lender compliance.

- *Contingency*
  6.0%
  Things happen you don't expect and things you expect always take longer to fix than you expect!

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://receivasure.com (Investor tab on company website https://receivasure.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/receivasure

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Waldorf Trade Risk, LLC

[See attached]

Waldorf Trade Risk, LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Waldorf Trade Risk, LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Waldorf Trade Risk, LLC
Stamford, Connecticut

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Waldorf Trade Risk, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of Members' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/11/2019

Marko Glisic, CPA

WALDORF TRADE RISK, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	16,274	42,650
Other Receivable	16,108	16,108
Other Current Assets	1,200	-
Total Current Assets	33,582	58,758
Non-Current Assets		
Computer Equipment	149,547	152,038
Computer Software	-	-
Furniture and Equipment	-	-
Accumulated Depreciation	(144,734)	(135,105)
Total Non Current Assets	4,813	16,933
TOTAL ASSETS	$ 38,395	$ 75,691
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	855
Other Current Liabilities		
Accrued Payable	-	-
Total Current Liabilities	-	855
Non Current Liabilities		
	-	-
Loans Payable	250,000	200,000
Total Non Current Liabilities	250,000	200,000
Total Liabilities	250,000	200,855
Equity		

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

- 3 -

Members Equity		1,282,616		837,356
Additional Paid In Capital				
Retained Earnings		(962,520)		(582,907)
Net Income		(531,701)		(379,613)
Total Equity		(211,605)		(125,164)
TOTAL LIABILITIES & EQUITY	$	**38,395**	$	**75,691**

WALDORF TRADE RISK, LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Margin	-	-
Expenses		
Advertising and Marketing	19,171	1,600
General and Administrative Expenses	495,318	355,556
Research and Development	-	-
Total Expense	514,489	357,156
Depreciation	9,629	22,457
Operating Income	(524,118)	(379,613)
Other Income	-	-
Interest Expense	(7,583)	-
Income Tax	-	-
Net income	$ (531,701)	$ (379,613)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

WALDORF TRADE RISK, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	-	$ 426,067	$ -	$ (582,907)	$ (156,840)
Contribution	-	-	411,289	-	411,289
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(379,613)	(379,613)
Balance at December 31, 2017	-	426,067	411,289	(962,520)	(125,164)
Contribution	-	-	445,260	-	445,260
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(531,701)	(531,701)
Balance at December 31, 2018	-	$ 426,067	$ 856,549	$ (1,494,221)	$ (211,605)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

WALDORF TRADE RISK, LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (531,701)	$ (379,613)
Depreciation Expense	9,629	22,457
Total Adjustments to reconcile Net Cash Provided By Operations:		
Other Receivable	-	(16,108)
Other Current Assets	(1,200)	15,071
Accounts Payable	(855)	(198,707)
Accrued Payable	-	(90,000)
Net Cash Provided By Operating Activities:	**(524,127)**	**(646,900)**
Cash flows from Investing Activities		
Computer Equipment	2,491	(138,595)
Computer Software	-	202,682
Furniture and Equipment	-	6,224
Net Cash used in investing activities	2,491	70,311
Cash flows from Financing activities		
Loan Payable	50,000	200,000
Contribution	445,260	411,289
Distribution	-	-
Net cash received from financing activities	**495,260**	**611,289**
Net (decrease) increase in cash and cash equivalents	(26,376)	34,700

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Cash and cash equivalents at beginning of period		42,650		7,950
Cash and cash equivalents at end of period	$	**16,274**	$	**42,650**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 8 -

NOTE 1 – NATURE OF OPERATIONS

Waldorf Trade Risk, LLC was formed on February 18, 2010 ("Inception") in the State of New York. The financial statements of Waldorf Trade Risk, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stamford, Connecticut.

ReceivaSure is an Accounts Receivable Insurance program (also known as Trade Credit Insurance or Credit Risk Insurance) trademarked and administered by Waldorf Trade Risk, LLC.

ReceivaSure works through licensed insurance agents and brokers as well as special small business affinity groups. Administered by Waldorf Trade Risk, LLC (WTR), ReceivaSure aims to simplify A/R insurance for small-to-mid-sized business owners, commercial lenders and factoring firms and reinforce what has traditionally been viewed as "protection" by educating the industry on A/R insurance as a clear way to increase working capital through receivable financing.

ReceivaSure is the first company offering Accounts Receivable insurance exclusively to the U.S. Small and Medium Enterprise (SME) market and we are a member of the National Small Business Association. Our program is meant to enhance the accounts receivable collateral offered by companies that are seeking increased capital or lower risk of asset-based lending. Our proprietary online platform and algorithms have transformed an historically complicated financial matter into an easy-to-understand, real time application process that can boost your credit and may lead to lower interest rates.

Going Concern and Management's Plans

The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an

established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company has intercompany receivable in the amounts of $16,108 for both years.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, and 2017 the company has property and equipment in the amounts of $149,547 and $152,038 respectively, with accumulated Depreciation the amounts of $144,734 and $135,105 for 2018 and 2017 respectively.

Revenue Recognition
The Company will recognize revenues from the issuance of insurance policies to customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception in 2010 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans Payable-Convertible Note

As of December 31, 2018, the company has an outstanding convertible note from Lockton Companies LLP in the amount of $250,000. The note bears an interest of 6% per year which will be converted to shares of equity. The company will pay all of the Outstanding Amount upon the earlier of (a) the date repayment is demanded by the Holder, and at any time on or after June 30, 2020 and (b) a Deemed Liquidation Event, unless otherwise converted.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units

The initial ownership units of the members are as follows:

Member's Name	Ownership Units
David Waldorf	8,900
WTR Investor, Inc	100

NOTE 6 – RELATED PARTY TRANSACTIONS

There are currently no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 11, 2019 the issuance date of these financial statements.

On March 28, 2019, the company's LLC agreement was amended and restated. Per this second amended and restated agreement, David Waldorf owns 890,000 of LLC units and WTR Investor, Inc owns 10,000 units for a total of 900,000 units.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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ReceivaSure

Simplifying A/R Insurance

- Regulation Crowdfunding
- Stamford, CT
- Financial Services
- Accepting International Investment

0

Investors

$0.00

Raised of $10K - $1.07M goal

Overview | Team | Terms | Updates | Comments | Share

Help Small Businesses Thrive by Investing in WTR's ReceivaSure

Waldorf Trade Risk, LLC (WTR) has launched ReceivaSure™, the first and only InsureTech platform offering Accounts Receivable (A/R) insurance exclusively to the U.S. Small and Medium Enterprise (SME) market (that we know of).


WALDORF
TRADE RISK
Accounts Receivable Insurance



Overview

A/R Insurance, also called Trade Credit Insurance, has been used for decades by international corporations but offered by fewer than 0.3% of all licensed insurance agencies due to high transactional and underwriting expense.

WTR founder, David Waldorf, has 20 years of experience with Marsh & Aon, the two largest brokerage firms in the world (see chart below), including founding & creating the Trade Credit Insurance Department for Marsh Canada before becoming the practice leader for Marsh USA Inc. David started his career at Chubb and is viewed as a leading pioneer in the Credit and Political Risk industry.



With ReceivaSure, WTR aims to simplify A/R insurance for small-to-mid-sized business owners, commercial lenders and factoring firms. When A/R Insurance is in place, many businesses are able to increase their working capital and secure loans against their account receivables so they can grow their business.

In addition to offering these businesses the traditional protection of insurance, ReceivaSure will expand its reach by educating the industry on A/R insurance as a clear way to increase working capital through receivable financing. ReceivaSure works through licensed insurance agents and brokers as well as special small business affinity groups.

WORLD'S LARGEST INSURANCE BROKERS

Rank	Company	2017 brokerage revenue
1	Marsh & McLennan Cos. Inc.[1]	$14,035,000,000
2	Aon PLC	$9,966,000,000
3	Willis Towers Watson PLC	$8,116,000,000
4	Arthur J. Gallagher & Co.	$4,539,400,000
5	BB&T Insurance Holdings Inc.	$1,918,256,000
6	Hub International Ltd.	$1,870,974,000
7	Jardine Lloyd Thompson Group PLC	$1,865,107,940
8	Brown & Brown Inc.	$1,857,270,207
9	USI Insurance Services LLC[2]	$1,635,038,677
10	Lockton Cos. LLC	$1,564,289,000

[1] Announced agreement to buy Jardine Lloyd Thompson Group PLC in September 2018; [2] Acquired Wells Fargo Insurance Services USA Inc. in November 2017, Key Insurance & Benefits Services Inc. in May 2018. Source: BI survey

WTR is a member of the National Small Business Association. We aim to enhance A/R collateral offered by companies seeking increased capital or lower risk of asset-based lending. Since most SME owners have more to worry about than the day-to-day operations of their business, we aim to alleviate some of those worries by:
- Helping business owners manage the possible mismatch between payable and receivable terms of sale.
- Helping manage the risk of an export sale holding hidden risk of political instability
- Assisting business owners in getting money to expand their business

ReceivaSure is Accounts Receivable (A/R) insurance for any business exposed to credit risks including insolvency, protracted default, and political risks.

Invest in ReceivaSure.
Our proprietary online platform and algorithms have transformed a historically complicated financial matter into an easy-to-use and easy-to-understand, real time application process that can boost credit and may lead to lower interest rates for small businesses in the U.S.

Development Stage

Waldorf Trade Risk (WTR) is an Insurance Program Manager focused exclusively on underwriting Accounts Receivable default risk (AKA Trade Credit Insurance) for US small and medium sized enterprises (SMEs). WTR has developed ReceivaSure, a InsurTech Cloud Credit Risk Underwriting and Policy Administration Platform which brings down the cost and administration of this form of insurance for small businesses. Digitized underwriting and an end to end platform allows smaller firms to gain access to this strategic product for the first time. Our prototype was put into production in a limited pilot in February. The system has been successfully generating quotes and recently began issuing policies and generating revenue. The pilot is ongoing through the summer and has yielded several UI/UX improvements based on the feedback of the specialist brokers participating. The pilot is scheduled to end in Q3 at which time the company will pursue a more comprehensive marketing and distribution campaign.

The Offering

Convertible Promissory Notes

Note converts to Class B Units when the company raises $1,000,000 in a qualified equity financing.

Maturity Date: August 1, 2021

$7,500,000 Valuation Cap

20% Discount Rate

6% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Minimum Investment: $500

While Trade Credit Insurance (TCI) has long been a financial tool used to smooth revenues and propel growth for larger multi-national companies, ReceivaSure makes it available and cost effective for smaller companies with annual revenues as low as $100,000.

Our Mission

WTR's mission is to be the dominant A/R insurance provider to Small and Medium-sized Enterprises (SME) in the U.S. We will simplify all aspects of a traditionally complicated and expensive underwriting process through the use of Artificial Intelligence (A.I.), Cloud APIs, 3P Data Sources & Services to create an affordable and seamless customer experience with real-time quoting, binding, policy issuance and claims. We will enable and encourage insurance agencies and brokerages of all sizes to introduce A/R insurance as a new offering to their existing manufacturer, wholesaler and





distributor clients or new business tool for prospective clients. We will educate buyers on the many financial benefits of A/R insurance that international corporations have benefited from for years. Ultimately, we will be the first choice for A/R insurance in an untapped market that has a high barrier of entry for future competitors.

Our Vision

Our Vision can be summarized as follows:
- To bring a sophisticated financial solution to the underserved SME segment
- To use an efficient application of technology to make A/R insurance available and affordable to SMEs
- To lower the marginal cost of underwriting and broker client acquisition
- To provide an end-to-end digital underwriting platform for next day or better bindable quotes
- To incorporate Artificial Intelligence (A.I.) and Big Data to manage premiums and claims
- To be the first choice of SMEBs and their insurance agents and brokers for A/R Insurance.

The Market



Accounts Receivable (A/R) Insurance, also called Trade Credit Insurance (TCI), protects a company's B2B receivables from late or non-payment and is typically used by Manufacturers, Wholesalers and Distributors. A/R insurers in the U.S. have historically targeted large premium clients due to the absence of meaningful agency distribution as fewer than 75 out of 35,000 agencies currently promote A/R as a product offering.

The traditional sales, marketing and underwriting approach used by current A/R insurance providers has made the marginal cost of pursuing the SME segment too high.

Receivasure targets underserved small businesses (defined by US Census Bureau as less than 500 employees) in the following NAICS Sectors:

- Manufacturing - NAICS 31-33
- Wholesale Trade - NAICS 42
- Transportation and Warehousing - NAICS 48-49
- Professional Scientific - NAICA 54 and
- Administrative & Support *et al* - NAICS 56

There are 1.8 million small businesses in the country that fall under these codes per the extract from the 2016 SUSB Annual Data Tables by Establishment Industry published by the US Census bureau (below).



NAICS CODE	NAICS DESCRIPTION	ENTERPRISE EMPLOYMENT SIZE	NUMBER OF FIRMS
31-33	Manufacturing	19: <500	246,125
42	Wholesale Trade	19: <500	300,128
48-49	Transportation and Warehousing	19: <500	179,166
54	Professional, Scientific, and Technical Services	19: <500	802,476
56	Administrative and Support and Waste Management and Remediation Services	19: <500	336,997

https://www.census.gov/data/tables/2016/econ/susb/2016-susb-annual.html

The vast majority of these businesses are unaware of the benefits of A/R insurance in accessing financing and growing export sales. Only about 3% of suitable businesses in North America buy trade credit insurance, compared to 15% penetration rate in Western Europe. This segment represents a $5-7 billion untapped A/R insurance market for premium revenues that have historically created "sticky", long-term insurance relationships with high policy retention rates.
https://www.insurancebusinessmag.com/us/news/risk-management/huge-opportunity-in-market-with-only-3-us-penetration-100891.aspx

Our Solution

WTR's ReceivaSure platform makes A/R Insurance:

1. Accessible to insurance agencies and brokerages of all sizes and their SME clients;
2. Easy-to-understand for a financial manager or business owner;
3. Affordable for SMEs with more than $100,000 in annual gross revenues; and
4. Fast, with bindable quotes within 24 hours.

Revolutionary Online Platform

WTR's ReceivaSure represents a new, digital platform and brand of Accounts Receivable Insurance that features:

- Underwriting that is Rule-based, Algorithms-driven for real-time underwriting;
- AI, Cloud APIs to 3P Data Sources and Services for a seamless experience;
- Straight through underwriting of insureds and buyers globally;
- Machine learning to lower claims, reduce premiums and increase underwriting profits;
- One of the most comprehensive distribution model in the US.

A Tool for Business Growth through Increased Access to Working Capital

TCI has been used by companies in order to mitigate the risk of customers failing to pay money they owe for products and services. ReceivaSure offers much more than just insurance. ReceivaSure:

- Protects clients from potential loss;
- Manages credit and hedges risk;
- Leverages trade credit insurance for financial needs;
- Increases revenue and profitability;
- Saves costs;
- Offers a tax deductible expense; and
- Improves the policyholder's financial profile.

We aim to help business owners faced with frustrating events that are out of their control, including insolvency of a buyer, delays in payment, and political events that may block payment. Businesses can run into currency inconvertibility, and

sometimes are even hindered by governments cancelling an import or export permit related to a contract, embargo, war, or civil unrest.

A/R also works to increase capital for businesses.

When accounts receivables are insured by A/R insurance, companies can borrow more against them, and often on more favorable terms. This means companies can potentially access more capital from lenders to grow and expand their businesses. It can even help companies looking for first-time loans.

ReceivaSure offers three policy options for our customers:

1. Domestic: For companies who only have or only wish to insure their B2B receivables in the US and Canada.
2. Export: For companies who only have or only wish to insure their B2B receivables in countries other than the US and Canada.
3. Global: For companies who wish to insure all of their B2B receivables.



Benefits & Value Proposition

ReceivaSure offers protection to all types of businesses and enables small to mid-sized companies to reap the same benefits that global companies have enjoyed for decades. These may include:

- Access to more capital with better financing terms by borrowing against insured receivables.
- Ability to borrow for businesses that previously may not have obtained term loans or financing.
- Use of new capital to increase productivity and profit, which can be further enhanced depending on annual inventory turns of the business.
- Ability to accept new international customers by offering open account terms on insured sales.
- Affordability, especially when combined with commercial financing, A/R insurance can be less expensive and more efficient than Factoring or Letters

Additional Benefits of ReceivaSure's A/R Insurance

- Accounts Receivable insurance premiums are generally tax-deductible expenses which may provide Tax and Accounting benefits, whereas general provisions for doubtful debts are generally not
- Increases profit while protecting accounts receivable and lowering loan-to-value ratio for asset-based lending.
- Strengthens borrowing power with the financial protection from a Fortune 100 company with an A.M.

of Credit.

- Protection for the business' accounts receivable which is often the largest unprotected item on a balance sheet.
- Easy online application with real-time underwriting for quick turnaround.
- Strong support during the collection process from the policy underwriter, a Fortune 100 "A+" rated insurance carrier.



protection from a Fortune 100 company with an A.M. Best's rating of "A+" (Superior), FSC XV.

- For commercial lenders and factoring firms, we protect receivables for asset-based lending (ABL) or receivable financing.
Strengthens borrowing power with the financial protection from a Fortune 100 company with an A.M. Best's rating of "A+" (Superior), FSC XV.

- Our platform allows for the ability of clients to apply online with real-time approval process and quick turnaround.

Benefits for Commercial Lenders

ReceivaSure's A/R Insurance provides Commercial Lenders with a host of benefits, such as:

- Access to higher lines of credit and/or lower interest rates
- Maintain a competitive advantage by:
  - Improving relationships with existing clients
  - Attract new clients by recommending a unique service that helps them expand their business.
- Competitive premiums with enhanced stability
- Improves stability of borrower's cash flow by protecting against write offs of borrower's key receivables.
- Transform "pledged" accounts receivable into "credit enhanced" assets.
- Allow for expansion through international sales.
- Eligible claim payments are made directly to the lender from the insurer, a Fortune 100 "A+" rated insurance carrier.
- ReceivaSure's advanced technology platform allows for real-time underwriting to simplify and speed up the loan approval process.
- Potential to improve overall asset quality.
- Facilitates compliance with Dodd-Frank transparency and reporting requirements.

Inherent Stability

ReceivaSure uses integrated digitalization with dozens of credit, cloud data warehousing, and other systems experts including DocuSign and ePayPolicy. We are currently incorporating Artificial Intelligence (A.I.) and optical character recognition (OCR) with the overarching objective to simplify A/R insurance for all types of business. In addition, all insurance policies generated by the ReceivaSure platform are licensed through Waldorf Trade Risk, LLC and underwritten by a Fortune 100 insurer, rated A+ (Superior), FSC XV by A.M. Best.

100 insurer, rated A+ (Superior), FSC XV by A.M. Best.

Working for Small Businesses



We work with all types of small business owners: manufacturers, wholesalers, distributors and certain service industries such as long-haul truckers, advertising, PR firms and employment placement/help agencies. Our ultimate goal is to help small business owners, and we've already done the following for our existing customers:

- Facilitated increased bank advance rates to 90% of A/R
- Reduced concentration risks of largest customers
- Mitigated the credit risk of selling to larger retailers
- Helped secure new international customers by offering open account terms
- Helped recover lengthy outstanding receivables from foreign countries

Join ReceivaSure in helping to grow and protect small businesses.

In the Press

    

SHOW MORE

Meet Our Team



David Waldorf

CEO and Founder

David Waldorf has over 25 years of insurance industry experience and has worked extensively on the development, marketing and distribution of numerous specialty coverage products, including accounts receivable, political risk, and sabotage/terrorism insurance. During his career, he has been involved in structuring and placing these coverage lines on behalf of a wide range of Fortune 1000 companies, professional organizations and affinity groups. David started and led Marsh Canada's Trade Credit and Political Risk practice in the early 1990s. In 2002, he moved to New York City to lead the Trade Credit Practice for the Americas for Marsh & McLennan with a group of 25 brokers reporting to him. With successful leadership positions at Chubb, Marsh and Aon, David has been instrumental in helping enterprises find insurance solutions to address a myriad of complex international financial exposures. Through ReceivaSure, David intends to open the benefits of A/R Insurance for small-to-mid-sized businesses.





Des Deswart

Chief Underwriting Advisor

Des Deswart is ReceivaSure's Chief Strategic Advisor and works to implement best



Kimberly Kelly

VP Client Services and Marketing

Kimberly's insurance industry experience spans 15 years. She





works to implement best practices in underwriting, claims, financial analysis, credit risk management, reinsurance, global business strategy, distribution channels, logistics management and audit compliance. Des has over 30 years' experience in A/R Insurance underwriting including 25 years at AIG where he served as Vice President, Deputy Global Profit Center Manager and Chief Underwriting Officer. His duties included building in excess of a $250 million operation spanning over 22 cities across all continents.

experience spans [illegible] years. She began her career in personal lines claim litigation for State Farm Insurance Company and then moved on to specialize in trade credit on the broker side. She has been successful as an account manager working for both small and international brokerage firms; most recently Lockton Companies. Experienced in relationship management, business development, tailored program design, negotiation and servicing, Kimberly is well-equipped and thrilled to be working with ReceivaSure. She has developed a comprehensive understanding of the trade credit markets and is looking forward to introducing to brokers a technology-based, higher commission product with less administration.

Offering Summary

Company	Waldorf Trade Risk, LLC
Corporate Address	6 Landmark Square - 4th Floor, Stamford, CT 06901
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Class B Units
Conversion Trigger	$1,000,000.00
Maturity Date	August 01, 2021
Valuation Cap	$7,500,000.00

Discount Rate : 20.0%

Annual Interest Rate* : 6.0%

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

What is a Convertible Note?

A convertible note offers you the right to receive Class B Units in Waldorf Trade Risk, LLC. The amount of Class B Units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $7,500,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 6.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

The 10% Bonus for StartEngine Shareholders

Waldorf Trade Risk, LL. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6.0%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

(SHOW MORE)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:

What is accounts receivable insurance? Accounts receivable insurance protects your accounts receivable against non payment or late payment from domestic and international customers. But it's much more than just protection. It can actually help increase your profit, by improving your power to borrow. How does it work? It's simple. You extend credit to customers when you deliver products or render services.

Speaker 1:

For example, you send a 1,000,000 dollars worth of product to customers on open account terms, so you have 1,000,000 in accounts receivable. These accounts receivable can often be the largest asset on your balance sheet and unprotected. Over the next 90 days, payments come in from some customers. But commercial or political factors can lead to default by others and create financial uncertainty.

Speaker 1:

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So, try our Capital Boost Calculator now to see how much your profit can increase with accounts receivable insurance from Waldorf Trade Risk.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of units will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on August 1,2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells membership units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells membership units resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Class B Units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,500,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Class B Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Units at a price per security equal to the quotient of $7,500,000 divided by the aggregate number of outstanding membership units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the

restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WALDORF TRADE RISK, LLC

EFFECTIVE AS OF MARCH 28, 2019

TABLE OF CONTENTS

9728884v.3

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
WALDORF TRADE RISK, LLC

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of WALDORF TRADE RISK, LLC, a Delaware limited liability company (the "**Company**"), is made and entered into as of March 28, 2019 (the "**Effective Date**"), by and among the Company, David G. Waldorf, as the Managing Member (as further defined below), WTR Investor, Inc., a Delaware corporation ("**WTRI**"), and the other Persons identified as Members on Exhibit A hereto from time to time.

RECITALS

WHEREAS, the Company was duly formed as a limited liability company under the Delaware Limited Liability Company Act (the "**Act**") by the filing of the Certificate (as defined below) with the office of the Secretary of State of the State of Delaware on February 18, 2010, and the Managing Member was the sole member thereof.

WHEREAS, the Managing Member, as the sole member of the Company, entered into the Initial Agreement (as defined below) effective as of the date of formation of the Company.

WHEREAS, the Managing Member and certain other members entered into the First Restated Agreement (as defined below) effective as of September 13, 2011.

WHEREAS, in preparation for the potential investment of new investors the Company and the current Members wish to enter into this Agreement to set forth (i) the rights and obligations of the Members, as Members of the Company, and (ii) their arrangements with respect to the management of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
ORGANIZATIONAL MATTERS

1.1   **Continuation.** The Members hereby agree to continue the Company under the Act for the purposes and on the terms and conditions hereinafter set forth. The First Restated Agreement is hereby amended and restated in its entirety by this Agreement. The rights and liabilities of the Members shall be as provided in the Act, except as otherwise expressly provided herein. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern. Each Person identified as a Member on Exhibit A on the date hereof is admitted to the Company as a Member on his, her or its execution of this Agreement.

1.2   **Name**. The name of the Company is "Waldorf Trade Risk, LLC". The Company may also conduct business at the same time under one or more fictitious names if the Managing Member determines that such is in the best interests of the Company.

1.3   **Principal Place of Business; Other Places of Business.** The principal place of business of the Company is located at 6 Landmark Square, 4th Floor, Stamford, Connecticut 06901, or such other place within or outside the State of Delaware as the Managing Member may from time to time designate. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Managing Member deems advisable.

1.4   **Business Purpose; Powers.** The purpose of the Company is to engage in any and all lawful businesses or activities in which a limited liability company may be engaged under applicable law (including, without limitation, the Act). Subject to any limitations set forth in this Agreement, the Company will have all powers permitted to be exercised by a limited liability company organized in the State of Delaware.

1.5   **Certificate of Formation; Filings.** The Certificate was previously filed by an "authorized person" within the meaning of the Act, in the office of the Secretary of State of the State of Delaware as required by the Act. The Managing Member may cause to be executed and filed any duly authorized amendments to the Certificate from time to time in a form prescribed by the Act. The Managing Member and the other Members shall cause to be made, on behalf of the Company, such additional filings and recordings as the Managing Member shall deem necessary or advisable.

1.6   **Designated Agent for Service of Process.** The Company shall continuously maintain a registered office and a designated and duly qualified agent for service of process on the Company in the State of Delaware.

1.7   **Term**. The term of the Company commenced on the date that the Certificate was filed with the Office of the Secretary of State of the State of Delaware, and shall continue until the Company is dissolved in accordance with this Agreement. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until termination pursuant to this Agreement.


ARTICLE 2
DEFINITIONS


Capitalized words and phrases used and not otherwise defined elsewhere in this Agreement shall have the following meanings:

"**Act**" is defined in the Recitals.

"**Adjusted Capital Account**" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant fiscal year or other period, after giving effect to the following adjustments:

(a)   Adding to such Capital Account the following items:

(i) The amount, if any, that such Member is obligated to contribute to the Company on liquidation of such Member's Units; and

(ii) The amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(l) and 1.704-2(i)(5); and

(b) Subtracting from such Capital Account such Member's share of the items described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affiliate**" means, with reference to a specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person or (ii) if such Person is an individual, any member of such Person's immediate family (which shall include any spouse, lineal ancestor or descendant or sibling) or any trust, partnership, corporation, limited liability company or other entity established for the benefit of such Person and/or his or her family member(s). For purposes of this definition, "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by agreement or otherwise.

"**Agreement**" is defined in the Preamble.

"**Assignee**" means (a) any Person (i) to whom a Member (or Assignee thereof) Transfers all or any part of its Units in accordance with the terms of this Agreement, and (ii) who has not been admitted to the Company as a Substitute Member pursuant to Section 7.5; or (b) any Person who was a Member (or who has succeeded to the Units of a Person who was a Member) immediately prior to such Member's Incapacity.

"**Assumed Tax Rate**" means, at the Managing Member's discretion, either (a) forty-five percent (45%) or (b) a percentage determined in good faith by the Managing Member from time to time to represent the highest combined marginal U.S. federal, state and local tax rate applicable to any Member taking into account the character of the applicable income and the deductibility of state and local income taxes for U.S. federal income tax purposes.

"**Available Assets**" means, with respect to any fiscal year or other period, all Available Cash and other assets available for distribution to the Members, as determined by the Managing Member.

"**Available Cash**" means the gross cash proceeds from the Company's operations (including sales and dispositions of property whether or not in the ordinary course of business) and any net cash proceeds from any issuance of equity or refinancing of debt or new debt issuance, less amounts used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, future acquisitions and investments and contingencies, all as determined by the Managing Member.

3

"**Capital Account**" means the Capital Account maintained for each Member on the Company's books and records in accordance with the following provisions:

(a) To each Member's Capital Account there shall be added (i) such Member's Capital Contributions, (ii) such Member's allocable share of Net Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to ARTICLE 5 hereof or other provisions of this Agreement and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b) From each Member's Capital Account there shall be subtracted (i) the amount of (A) cash and (B) the Gross Asset Value of any Company Assets (other than cash) distributed to such Member pursuant to any provision of this Agreement, (ii) such Member's allocable share of Net Losses and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to ARTICLE 5 or other provisions of this Agreement and (iii) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c) In the event any Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Unit.

(d) In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(e) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-l(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or subtractions thereto, are computed in order to comply with such Regulations, the Managing Member may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to ARTICLE 5 hereof on the dissolution of the Company.

"**Capital Contributions**" means, with respect to any Member, the total amount of cash and the initial Gross Asset Value of property (other than cash) contributed to the capital of the Company by such Member, whether as an initial Capital Contribution or as an additional Capital Contribution. If, and to the extent, Class B Units are issued on conversion of Convertible Notes, the Capital Contribution of the Member converting Convertible Notes to Class B Units will be equal to the principal balance and interest accrued on such Convertible Notes as of the day of such conversion.

"**Capital Percentage**" means, with respect to a Member as of any date, that percentage which corresponds with the ratio which such Member's aggregate then-unreturned

4

Capital Contributions bears to the aggregate then-unreturned Capital Contributions of all Members as of such date.

"**Certificate**" means the Certificate of Formation of the Company filed under the Act in the Office of the Secretary of State of the State of Delaware for the purpose of forming the Company as a Delaware limited liability company and any duly authorized, executed and filed amendments or restatements thereof.

"**Class A Member**" means any Member that owns Class A Units.

"**Class A Units**" means an interest in the Company designated as a Class A Unit under this Agreement.

"**Class B Member**" means any Member that owns Class B Units.

"**Class B Units**" means an interest in the Company designated as a Class B Unit under this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"**Company**" is defined in the Preamble.

"**Company Assets**" means all direct and indirect interests in real and personal property owned by the Company from time to time, including both tangible and intangible property.

"**Company Minimum Gain**" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(l) for the phrase "partnership minimum gain."

"**Convertible Notes**" means promissory notes issued by the Company and convertible in accordance with their terms into Class B Units.

"**Depreciation**" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member; provided, further that if the remedial allocation method described in Regulations Section 1.704-3(d) is used to take account of the difference between an asset's Gross Asset Value and its adjusted tax basis, Depreciation shall be determined in accordance with Regulations Section 1.704-3(d)(2).

"**Economic Interest**" means a Person's right to share in the Net Profits, Net Losses or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as specifically provided in this Agreement or required under the Act, any right to information concerning the business and affairs of the Company. For the avoidance of doubt (and without limiting the generality of the foregoing), (i) no Economic Interest shall have any right or interest greater than that of the Unit from which it derives, (ii) where any Unit has been converted solely to an Economic Interest, such Economic Interest shall be subject to all of the obligations of the Unit from which it derives, (iii) all Economic Interests shall be diluted in the same manner as the Units from which they derive and (iv) all Economic Interests shall have a Capital Account that shall be maintained in a manner consistent with Section 3.3 of this Agreement.

"**First Restated Agreement**" means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 13, 2011, by and among the Company and the Members party thereto.

"**Founding Member**" means David G. Waldorf, and his successors and assigns.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managing Member.

(b)   The Gross Asset Values of all Company Assets immediately prior to the occurrence of any event described in subparagraphs (i) through (v) below shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times:

(i)   the acquisition of additional Units in the Company by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative Units of the Members in the Company;

(ii)   the distribution by the Company to a Member of more than a de minimis amount of Company Assets as consideration for a Unit in the Company, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative Units of the Members in the Company;

(iii)   the liquidation or dissolution of the Company within the meaning of Regulations Section I.704-1(b)(2)(ii)(g);

(iv)   the grant of Units in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member of the Company, if the Managing Member

6

reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

   (v) at such other times as the Managing Member shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-l(b) and 1.704-2.

   (c) The Gross Asset Value of any Company Asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Managing Member.

   (d) The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-l(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

   "**Incapacity**" means (a), with respect to any Person that is an individual, (i) the incompetence, insanity, permanent disability or death of such Person, all as determined by the Managing Member, (ii) such Person's delivery of written notice to the Company or to the Managing Member to the effect that he or she no longer desires to be actively involved in the Company or its affairs, or (iii) the determination by the Managing Member that such Person is no longer actively involved in and/or meaningfully contributing to the Company or its affairs, and (b), with respect to any Person that is an entity, the dissolution, bankruptcy (as defined in the Act) or termination (other than by merger or consolidation) of such Person, or the occurrence of any event described in the foregoing clause (a) with respect to the controlling equityholder of such Person, all as determined by the Managing Member.

   "**Indemnitee**" is defined in Section 6.3.4.

   "**Initial Agreement**" means that certain Limited Liability Company Agreement of the Company, effective as of February 18, 2010.

   "**Liquidator**" is defined in Section 8.2.1.

   "**Managing Member**" means the Founding Member, in his capacity as the initial Managing Member of the Company, or any successor Managing Member (in his, her or its capacity as the Managing Member of the Company) designated or appointed by (a), for so long as the Founding Member holds any Units, the Founding Member or (b), at such time that the Founding Member no longer owns any Units, by the affirmative vote of a majority in interest of the Class A Members.

   "**Member Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member

7

Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Debt**" has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

"**Member Nonrecourse Deductions**" has the meaning set forth in Regulations Section 1.704-2(i) for the phrase "partner nonrecourse deductions."

"**Members**" means the Persons owning Units, as reflected in the books and records of the Company, as amended from time to time, who are admitted as a Member, including the Managing Member, any Substitute Members and any additional Members, each in its capacity as a member of the Company, with each Member being referred to, individually, as a "**Member**."

"**Net Profits**" or "**Net Losses**" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses shall increase the amount of such income or decrease the amount of such loss;

(b)   Any expenditure of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section l.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses, shall decrease the amount of such income or increase the amount of such loss;

(c)   Gain or loss resulting from any disposition of Company Assets where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company Assets disposed of, notwithstanding that the adjusted tax basis of such Company Assets differs from its Gross Asset Value;

(d)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such income or loss, there shall be taken into account Depreciation for such fiscal year or other period;

(e)   To the extent an adjustment to the adjusted tax basis of any asset included in Company Assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Profits and Net Losses;

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(f)   If the Gross Asset Value of any Company Asset is adjusted in accordance with subparagraph (b) or subparagraph (c) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account in the taxable year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses; and

(g)   Notwithstanding any other provision of this definition of Net Profits and Net Losses, any items that are specially allocated pursuant to Section 5.2 hereof shall not be taken into account in computing Net Profits or Net Losses. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 5.2 hereof shall be determined by applying rules analogous to those set forth in this definition of Net Profits and Net Losses.

"**Nonrecourse Deductions**" has the meaning set forth in Regulations Sections 1.704-2(b)(l) and 1.704-2(c).

"**Nonrecourse Liability**" has the meaning set forth in Regulations Section 1.704-2(b)(3).

"**Permitted Family Transferee**" means, with respect to any Member, such Member's immediate family member (which shall include his or her spouse, ex-spouse, parents, siblings, descendants and parents or spouses of descendants), provided that such immediate family member agrees to be bound by the terms of this Agreement by executing and delivering a counterpart signature page to this Agreement.

"**Person**" means and includes an individual, a firm, a joint venture, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a government or any department or agency thereof, or any entity similar to any of the foregoing.

"**Pro Rata Distribution Percentage**" means, with respect to each Member, the ratio (expressed as a percentage) of (a) the number of Units held by such Member, to (b) the aggregate number of Units held by all of the Members.

"**Regulations**" means proposed, temporary and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Treasury Regulations).

"**Regulatory Allocations**" is defined in Section 5.2.7.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Substitute Member**" means any Person (a) to whom a Member (or assignee thereof) Transfers all or any portion of its Units pursuant to ARTICLE 7, and (b) who has been admitted to the Company as a Substitute Member pursuant to Section 7.5.

"**Transfer**" means, with respect to any interest or Economic Interest in the Company, a sale, conveyance, exchange, assignment, pledge, encumbrance, gift, bequest, hypothecation or other transfer or disposition by any other means, whether for value or no value

and whether voluntary or involuntary (including, without limitation, by operation of law), or an agreement to do any of the foregoing. The term "**Transferred**" shall have a correlative meaning.

ARTICLE 3
UNITS; CAPITAL ACCOUNTS AND MEMBERS

3.1   **Units; Members**.

3.1.1   Each Member's interest in the Company will be represented by its Capital Account and by Units issued by the Company to such Member. The Company is authorized to issue from time to time up to an aggregate of twenty million (20,000,000) Units, consisting of such Class A Units and non-voting Class B Units as determined by the Managing Member from time to time. Additional Units may be issued from time to time as may be determined by the Managing Member and, in connection therewith, the Managing Member may create additional series or classes through subdivision or by issuance of Units of such class or series.

3.1.2   The names and addresses of the Members are set forth in the books and records of the Company, which shall be amended from time to time by the Managing Member to reflect the admission of new Members pursuant to this Agreement, as well as to reflect any changes in a Member's status, the number and class of Units held by each Member and all Capital Contributions made by the Members from time to time. As of the date hereof, the names and addresses of the Members, the initial Capital Contributions made (or deemed made) by the Members, and the number and class of Units held by the Members are set forth on Exhibit A. The Managing Member may update Exhibit A from time to time to reflect the names, addresses, number and class of Units and Capital Contributions of the Members as of such time; provided that in the event of any conflict between Exhibit A on the one hand, and the books and records of the Company on the other hand, the books and records of the Company shall control absent manifest error.

3.1.3   If the Founding Member no longer holds any Class A Membership Units, the Class A Members will thereafter elect and designate, and shall have the power to remove and replace, the Managing Member, from time to time, by a vote of the holders of the then outstanding majority of Class A Units. Class B Members will not have any right to vote on matters pertaining to the Company other than to the extent required by Section 9.2.

3.2   **Capital Contributions**.

3.2.1   Except as otherwise required by law or as provided in this Section 3.2, no Class B Member shall be permitted or required to make any additional Capital Contribution with respect to his or her Class B Units. Notwithstanding the foregoing, from time to time as determined by the Managing Member, David G. Waldorf and WTRI shall make additional Capital Contributions, pro rata in accordance with their Capital Percentages, to fund organization, start-up and other expenses of the Company ("**Additional Class A Contributions**"). Unless otherwise determined by the Managing Member to be necessary

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or appropriate to reflect the intended and/or relative economic interests of the Members, no Class A Units shall be issued in exchange for any Additional Class A Contributions.

3.2.2   Additional members shall, concurrently with their admission pursuant to Section 7.3, make any Capital Contributions required by the Managing Member.

3.3   **Capital Accounts**. A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement.

3.4   **Member Capital**. Except as otherwise provided in this Agreement or with the prior written consent of the Managing Member, (a) no Member shall demand or be entitled to receive a return of or interest on his, her or its Capital Contributions or Capital Account and (b) no Member shall withdraw any portion of his, her or its Capital Contributions or receive any distributions from the Company as a return of capital on account of such Capital Contributions.

3.5   **Liability of Members**. Except as otherwise required by any non-waivable provision of the Act or other applicable law, (a) no Member (in its capacity as such) shall be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort, or otherwise and (b) no Member (in its capacity as such) shall in any event have any liability whatsoever in excess of the following (without duplication): (i) his, her or its share of any assets and undistributed profits of the Company, (ii) the amount of any unconditional obligation of such Member (in its capacity as such) to make additional Capital Contributions to the Company pursuant to this Agreement, and (iii) the amount of any wrongful distribution to such Member (in its capacity as such), if, and only to the extent that, the return of such distribution is required under the Act

3.6   **Admission of New Members**. Additional Members may be admitted to the Company from time to time with the consent of the Managing Member on such terms as the Managing Member determines, provided that all such new Members must deliver a written instrument satisfactory to the Managing Member pursuant to which such new Member agrees to be bound by all of the terms and conditions of this Agreement.

ARTICLE 4
DISTRIBUTIONS

4.1   **Distributions Generally**. Except as otherwise provided in ARTICLE 8 hereof, distributions of Available Assets shall be made only when and as determined appropriate by the Managing Member, and when made, shall be made only in accordance with this ARTICLE 4. Neither reimbursements pursuant to Section 6.5, nor the repayment of any loans made by Members to the Company, shall be deemed to be distributions pursuant to this ARTICLE 4 or ARTICLE 8.

4.2   **Distributions of Available Assets**. Subject to ARTICLE 8 and Section 4.4, all distributions of Available Assets shall be distributed to the Members first in accordance with their respective Capital Percentages, until such time as the Members' aggregate Capital Contributions have been returned, and, then, in proportion to their Pro Rata Distribution Percentage.

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4.3   **Distributions in Kind**. No right is given to any Member to demand or receive property other than cash as provided in this Agreement. The Managing Member may determine to make a distribution in kind of Company Assets to the Members.

4.4   **Tax Distributions**.

4.4.1   Notwithstanding the provisions of Sections 4.1 and 4.2, the Managing Member shall cause the Company to make annual distributions ("**Tax Distributions**") to Members for the purpose of enabling them (or their owners) to pay federal, state and local taxes on their respective distributive shares of the aggregate net taxable income of the Company (net of previously unrecouped tax losses). Subject to Section 4.4.2, the amount of Tax Distributions made to each Member shall be equal to the product of (i) the estimated or actual cumulative amount of net taxable income and/or gain allocable to such Member for the fiscal year (net of previously unrecouped tax losses) and (ii) the Assumed Tax Rate.

4.4.2   The amount of Tax Distributions made in any fiscal year will be reduced to take into account any Tax Distributions previously made during such fiscal year pursuant to Section 4.4.1 and any distributions previously made pursuant to Section 4.2, to the extent not previously taken into account under this Section 4.4.2. If the total amount of Tax Distributions paid to any Member for a fiscal year exceeds the Assumed Tax Rate multiplied by the actual net taxable income (net of previously unrecouped tax losses) of the Company allocated to such Member for such fiscal year, the Tax Distributions to such Member for subsequent periods will be reduced by the amount of such overpayment. Tax Distributions pursuant to this Section 4.4 shall be treated as an advance against and shall reduce the amount of the distributions that such Member otherwise would be entitled to receive pursuant to Section 4.2 or on the liquidation of the Company pursuant to Section 8.2.

4.5   **Withholding**. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation or law and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Managing Member determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. Any amount paid on behalf of or with respect to a Member pursuant to this Section 4.5 shall be treated as having been distributed to such Member and shall reduce any amounts otherwise distributable to such Member (either currently or in the future) pursuant to this Agreement. Each Member will furnish the Managing Member with such information as may reasonably be requested by the Managing Member from time to time to determine whether withholding is required, and each Member will promptly notify the Managing Member if such Member determines at any time that it is subject to withholding.

4.6   **Limitations on Distributions**. Notwithstanding any provision to the contrary contained in this Agreement, neither the Company nor the Managing Member, on behalf of the Company, shall knowingly make a distribution to any Member in violation of the Act.

ARTICLE 5

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ALLOCATIONS OF NET PROFITS AND NET LOSSES

5.1   **General Allocations**.

5.1.1   Subject to Section 5.1.2, after giving effect to the special allocations set forth in Section 5.2, for purposes of adjusting the Capital Accounts of the Members, the Net Profits and Net Losses shall be allocated among the Members in a manner such that the Adjusted Capital Account of each Member, immediately after making such allocation is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to ARTICLE 8 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the asset securing such liability) and the net assets of the Company were distributed in accordance with ARTICLE 8 to the Members immediately after making such allocation.

5.1.2   Notwithstanding Section 5.1.1, but subject to the other provisions in this ARTICLE 5, Net Profits and Net Losses, and to the extent necessary, individual items of income, gain, loss or deduction of the Partnership, arising in the year in which the Company is liquidated and dissolved in accordance with ARTICLE 8, or if necessary and to the extent allowable, recognized in prior years, will be allocated such that, to the extent possible, the balance in each Member's Adjusted Capital Account is equal to the amount that each such Member is entitled to receive under Section 8.2 on the liquidation and dissolution of the Company.

5.2   **Regulatory Allocations**. Notwithstanding the foregoing provisions of this ARTICLE 5, the following special allocations shall be made in the following order of priority:

5.2.1   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company taxable year, then each Member shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g)(2). This Section 5.2.1 is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

5.2.2   Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations Section 1.704-2(g)(2). This Section 5.2.2 is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

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5.2.3 Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution of the type contemplated by Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be specially allocated to all such Members (in proportion to the amounts of their respective deficit Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible. It is intended that this Section 5.2.3 qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

5.2.4 Certain Additional Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company Asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-l(b)(2)(iv)(m)(2) or Regulations Section l.704-l(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Units, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Units in the Company in the event that Regulations Section 1.704- 1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section l.704-l(b)(2)(iv)(m)(4) applies.

5.2.5 Nonrecourse Deductions. The Nonrecourse Deductions for each taxable year of the Company shall be allocated to the Members in proportion to their Pro Rata Distribution Percentages.

5.2.6 Member Nonrecourse Deductions. The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

5.2.7 Curative Allocation. The allocations set forth in Sections 5.2.1 through 5.2.6 (the "**Regulatory Allocations**") are intended to comply with certain requirements of Regulations Sections 1.704-l(b) and 1.704-2(i). Notwithstanding the provisions of Section 5.1, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

5.3 **Tax Allocations.**

5.3.1 In General. Except as provided in Section 5.3.2 hereof, for income tax purposes under the Code and the Regulations, each Company item of income, gain, loss, deduction and credit shall be allocated between the Members as its correlative item of "book" income, gain, loss, deduction or credit is allocated pursuant to this ARTICLE 5.

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5.3.2 Allocations Respecting Section 704(c) Revaluations. Tax items with respect to Company Assets that are contributed to the Company with a Gross Asset Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated between the Members for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. The Company shall account for such variation under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the Managing Member. If the Gross Asset Value of any Company Asset is adjusted pursuant to the definition of "Gross Asset Value" herein, subsequent allocations of income, gain, loss, deduction and credit with respect to such Company Asset shall take account of any variation between the adjusted basis of such Company Asset for federal income tax purposes and its Gross Asset Value in a manner consistent with Code Section 704(c) and the Regulations promulgated thereunder under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the Managing Member. Allocations pursuant to this Section 5.3.2 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses and any other items or distributions pursuant to any provision of this Agreement.

5.4 **Other Provisions.**

5.4.1 For any fiscal year or other period during which any Units in the Company are transferred between the Members or to another Person, the portion of the Net Profits, Net Losses and other items of income, gain, loss, deduction and credit that are allocable with respect to such Units in the Company shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Managing Member.

5.4.2 In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this ARTICLE 5, the Managing Member is hereby authorized to make new allocations in reliance on the Code and such Regulations, and no such new allocation shall give rise to any claim or cause of action by any Member.

5.4.3 For purposes of determining a Member's proportional share of the Company's "excess nonrecourse liabilities" within the meaning of Regulations Section l.752-3(a)(3), each Member's interest in Net Profits shall be such Member's Pro Rata Distribution Percentage.

5.4.4 The Members acknowledge and are aware of the income tax consequences of the allocations made by this ARTICLE 5 and hereby agree to be bound by the provisions of this ARTICLE 5 in reporting their shares of Net Profits, Net Losses and other items of income, gain, loss, deduction and credit for United States federal, state and local income tax purposes.

5.4.5 All matters concerning the allocations and other determinations provided for in this ARTICLE 5 and any accounting procedures not expressly provided for in this Agreement shall be determined by the Managing Member in good faith.

5.4.6 Notwithstanding the other provisions of this ARTICLE 5, the Managing Member may, in its sole discretion, make equitable adjustments to the Capital Accounts of some or all of the Members in such proportions and amounts as the Managing Member shall determine appropriate to correct inequities which may from time to time arise under this Agreement.

ARTICLE 6
MANAGEMENT

6.1 **Managing Member.**

6.1.1 Except as otherwise expressly provided in this Agreement, the Managing Member shall have full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company, as it deems necessary or appropriate to accomplish the purposes and direct the affairs of the Company. The Managing Member shall manage and control the business and affairs of the Company in the best interests of the Company. Except as otherwise provided in this Agreement, the Managing Member shall have the exclusive power and authority to bind the Company, except and to the extent that such power is expressly delegated in writing to any other Person by the Managing Member (including, without limitation, through the appointment of officers of the Company, which is hereby expressly authorized), and such delegation shall not cause the Managing Member to cease to be a Member or the Managing Member. The Managing Member shall be an agent of the Company's business, and the actions of the Managing Member taken in such capacity and in accordance with this Agreement shall bind the Company. The Managing Member shall at all times be a Member. Notwithstanding any provision of this Agreement, the Managing Member on behalf of the Company may enter into and perform any duly authorized or approved document or agreement.

6.1.2 Except as otherwise expressly provided in this Agreement or required by any non-waivable provision of the Act or other applicable law, no Member other than the Managing Member shall (a) have any right to vote on or consent to any matter, act, decision or document involving the Company or the business of the Company or (b) take part in the management, operation or control of the business and affairs of the Company. Except to the extent expressly delegated by the Managing Member, no other Member or Person other than the Managing Member shall be an agent for the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

6.1.3 The Managing Member may appoint one or more individuals to manage the day-to-day business affairs of the Company, including a President, a Chief Executive Officer, a Chief Financial Officer, a Chief Technology Officer or any other officers (the

"**Officers**"). The Officers shall serve at the pleasure of the Managing Member. To the extent delegated by the Managing Member, the Officers shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. In addition, the Managing Member may designate such other Persons to act as agents of the Company's business as the Managing Member shall determine in its sole and absolute discretion, and the actions of such other Persons taken in such capacity and in accordance with this Agreement shall bind the Company.

(a)   President. The President of the Company, if appointed by the Managing Member, shall have the authority and responsibilities generally held by the president of a Delaware corporation, including without limitation the authority (i) delegated by the Managing Member and (ii) set forth in any employment agreement between the Company and such President. Unless the Managing Member determines otherwise, the President of the Company shall also serve as the Company's Chief Executive Officer and may hold any number of other offices. The salary and other compensation of the President shall be set forth in an employment agreement between the Company and such President or, if no such agreement exists, such compensation shall be established by the Managing Member. The President shall be the most senior Officer of the Company and report directly to the Managing Member.

(b)   Chief Financial Officer. The Chief Financial Officer of the Company, if appointed by the Managing Member, shall report directly to the President and Chief Executive Officer and shall also report directly to the Managing Member on financial matters. The Chief Financial Officer shall have the duties and responsibilities customarily performed by a chief financial officer, including without limitation the responsibility to (i) keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the Company, (ii) deposit all monies and other valuables in the name and to the credit of the Company with such depositaries as may be designated by the Managing Member, (iii) disburse the funds of the Company as may be ordered by the Managing Member in accordance with this Agreement, (iv) render to the President and the Managing Member, whenever they request it, an account of all of his or her transactions as Chief Financial Officer and of the financial condition of the Company, and (v) have other powers and perform such other duties as may be prescribed by the Managing Member or this Agreement. The salary and other compensation of the Chief Financial Officer shall be set forth in an employment agreement between the Company and such Chief Financial Officer or, if no such agreement exists, such compensation shall be established by the Managing Member.

(c)   Chief Technology Officer. The Chief Technology Officer of the Company, if appointed by the Managing Member, shall report directly to the President and Chief Executive Officer and the Managing Member. The Chief Technology Officer shall have the duties and responsibilities customarily performed by a chief technology officer, including without limitation the responsibility (i) for the operation and maintenance of the Company's information technology platform and systems and management of all of the Company's IT personnel and contractors, (ii) to coordinate with IT specialists of clients and vendors, (iii) to identify new commercial applications for the Company's data, designing, (iv) to develop new applications and offerings for clients and management of

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the IT component associated with the Company's expansion into foreign markets and (v) set forth in any employment agreement between the Company and such Chief Technology Officer. The salary and other compensation of the Chief Technology Officer shall be set forth in an employment agreement between the Company and such Chief Technology Officer or, if no such agreement exists, such compensation shall be established by the Managing Member.

(d)   Subordinate Officers. Any other Officers appointed by the Managing Member shall have such authority, duties and responsibilities as may from time to time be assigned to them by the Managing Member. The salary and other compensation of each Officer shall be set forth in an employment agreement between the Company and such Officer or, if no such agreement exists, such compensation shall be established by the Managing Member.

6.1.4   Only the Managing Member may commence a voluntary case on behalf of, or an involuntary case against, the Company under a chapter of Title 11 U.S.C. by the filing of a "petition" (as defined in 11 U.S.C. 101(42)) with the United States Bankruptcy Court. Any such petition filed by any other Member shall, to the fullest extent permitted by applicable law, be deemed an unauthorized and bad faith filing and all parties to this Agreement shall use their best efforts to cause such petition to be dismissed.

6.2   **Reliance By Third Parties**. Any Person dealing with the Company or any Member (in its capacity as such) may rely on a certificate signed by the Managing Member as to:

(a)   the identity of the Managing Member or any Member of the Company;

(b)   the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Managing Member or in any other manner germane to the affairs of the Company;

(c)   the Persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company; or

(d)   any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

6.3   **Duties, Indemnification and Liability**.

6.3.1   The Members expressly intend, acknowledge and agree that the provisions of this Agreement, including those in this ARTICLE 6, shall govern the rights, duties and obligations of the Managing Member and the other Members and shall supplant entirely any fiduciary duties stated or implied by applicable law or equity which might otherwise apply. The Members expressly acknowledge and agree that neither the Managing Member nor any other Member is under any obligation to consider the separate interests of the Members (including the tax consequences to the Members) in deciding whether to cause the Company to take (or decline to take) any actions, and that neither the Managing Member nor any other Member shall be liable, at law or in equity, for losses sustained, liabilities incurred or benefits not derived by the Members in connection with such

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decisions. Without limiting the foregoing, to the fullest extent permitted by law, neither the Managing Member nor any other Member shall be subject to any fiduciary duties to the Company or to any other Member (or in the case of the Managing Member, to any Member) or to any corporate opportunity or similar doctrines.

6.3.2   Neither the Managing Member, its subsidiaries or Affiliates, or the officers, members, directors, shareholders, employees, personnel or partners of any of the foregoing shall be liable to the Company or to any Member for any losses sustained or liabilities incurred as a result of any act or omission taken or suffered by such Person if (i) the act or failure to act of such Person was in good faith, within the scope of its authority and in a manner it believed to be in, or not contrary to, the best interests of the Company, and (ii) the conduct of such Person did not constitute willful misconduct, fraud or bad faith.

6.3.3   The Managing Member shall not be liable to the Company or to any other Member for any action taken by any other Member, nor shall the Managing Member be liable to the Company or to any other Member for any action of any employee or agent of the Company.

6.3.4   The Company shall indemnify and hold harmless the Managing Member, its Affiliates and subsidiaries, all officers, members, directors, employees, personnel, partners and agents of any of such Affiliates and subsidiaries, and each Officer (individually, an "**Indemnitee**"), to the full extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the activities of the Company, if (i) the Indemnitee acted in good faith, within the scope of its authority and in a manner he, she or it believed to be in, or not contrary to, the best interests of the Company, and (ii) the Indemnitee's conduct did not constitute gross negligence, willful misconduct, fraud or bad faith. The termination of an action, suit or proceeding by judgment, order, settlement, or on a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in clauses (i) or (ii) above.

6.3.5   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 6.3 shall be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding on receipt by the Company of a written commitment by or on behalf of the Indemnitee to repay such amount if it shall be determined that such Indemnitee is not entitled to be indemnified as authorized in this Section 6.3.

6.3.6   Any indemnification provided hereunder shall be satisfied solely out of the assets of the Company, as a Company expense. No Member shall be subject to personal liability by reason of these indemnification provisions.

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6.3.7   The provisions of this <u>Section 6.3</u> are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Person.

6.3.8   In the event that for any reason the indemnification called for by this <u>Section 6.3</u> is unavailable to hold harmless an Indemnitee in accordance with the terms of this <u>Section 6.3</u> (other than as a result of a failure to satisfy the conditions to such indemnification as set forth in <u>Section 6.3.4</u> above), then the Company shall (subject to the same limitations and procedures and the same obligations of the Indemnitee in all respect as set forth elsewhere in this <u>Section 6.3</u> with respect to indemnification payments) contribute to the amount paid or payable by such Indemnitee (which contribution may equal up to one hundred percent (100%) of such amount) as a result of any liabilities paid in settlement referred to in this <u>Section 6.3</u> such that such Indemnitee would be in the same financial position it would have been in if the indemnification called for by this <u>Section 6.3</u> were not unavailable. References in this <u>Section 6.3</u> to "indemnification," shall refer, in all instances, also to the contribution rights described in this <u>Section 6.3.8</u>.

6.4   **Valuation**. The calculation of the fair value of any Company Asset shall be determined by the Managing Member. Whenever the Managing Member is required or permitted to value the Company Assets, the Managing Member may, but shall not be required to, obtain and rely on information provided by any source or sources reasonably believed to be accurate in determining the value of property. For all purposes of this Agreement, all valuations made pursuant to this <u>Section 6.4</u> shall be final, conclusive and binding on the Company, all Members, their successors and assigns.

6.5   **Reimbursement and Remuneration**. The Managing Member shall not be compensated for acting in such capacity, but shall be entitled to reimbursement on a monthly basis from the Company for all reasonable out-of-pocket costs and expenses properly incurred by it for or on behalf of the Company, in each case in its capacities as such. Distributions received by the Members pursuant to <u>ARTICLE 4</u> and <u>ARTICLE 8</u> are not, and shall not be deemed to be, remuneration within the meaning of this <u>Section 6.5</u>. Notwithstanding the foregoing, the Managing Member shall be entitled to compensation for serving as an Officer of the Company and its Affiliates.

6.6   **Records**. The Managing Member shall cause to be kept, at the principal place of business of the Company, or at such other location as the Managing Member shall determine, full and proper ledgers, other books of account, and records of all receipts and disbursements, other financial activities, and the internal affairs of the Company for at least the current and past four fiscal years.


ARTICLE 7
TRANSFERS OF INTERESTS


7.1   **Transfers**.

7.1.1   No Class B Member may Transfer all or any portion of its Units without the written consent of the Managing Member; <u>provided</u>, <u>however</u>, that a Class B Member may Transfer his, her or its Units without the written consent of the Managing Member if such

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Transfer is (a) to a Permitted Family Transferee, (b) in connection with the Drag-Along Right pursuant to Section 7.7 or (c) in connection with the Tag-Along Right pursuant to Section 7.8 (each, an "**Exempted Transfer**"). In the event of any such Transfer that does not require such consent, the Class B Member making such Transfer shall provide the Company with written notice of such Transfer within ten days thereafter. Any purported Transfer which is not in accordance with this Agreement shall be null and void.

7.1.2 The Managing Member may permit any Class B Member to sell all or any portion of its Units to any other Member (whether new or existing) on such terms as the Managing Member deems appropriate.

7.1.3 Notwithstanding any contrary provision in this Agreement, and to the fullest extent permitted by law, any otherwise permitted Transfer shall be null and void if (a) such Transfer may cause a termination of the Company for federal or state, if applicable, income tax purposes; (b) such Transfer may cause the Company to cease to be classified as a partnership for federal or state income tax purposes; (c) such Transfer may require the registration of such Transferred Units pursuant to any applicable federal or state securities laws; (d) such Transfer may cause the Company to have more than one hundred (100) members as provided under Regulation Section 1.7704-l(h); (e) such Transfer may involve Units being traded on an "established securities market" or a "secondary market or the substantial equivalent thereof' as those terms are defined in Regulation Section 1.7704-1 (in addition, such Transfers shall not be "recognized" (as that term is defined in Regulation Section l.7704-l(d)(2)) by the Company); (f) such Transfer may subject the Company to regulation under the Investment Company Act of 1940, the Investment Advisers Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended; (g) such Transfer may result in a violation of applicable laws; (h) such Transfer is made to any Person who may lack the legal right, power or capacity to own such Units (as determined in the reasonable discretion of the Managing Member); or (i) the Company does not receive written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee's consent to be bound by this Agreement as an Assignee) that are in a form satisfactory to the Managing Member.

7.2 **Right of First Refusal**.

7.2.1 Other than pursuant to an Exempted Transfer and first subject to the requirements of Section 7.1.1, a Class B Member may not Transfer any of its Units without first offering to sell such Units to the Founding Member and the Company pursuant to the provisions of this Section 7.2.

Any Class B Member (a "**Selling Member**") proposing to Transfer any of its Units (other than pursuant to an Exempted Transfer) shall, prior to such Transfer, give (i) the Founding Member and (ii) the Company written notice of such Selling Member's intention to seek to make the Transfer (the "**Proposed Transfer Notice**"). The Proposed Transfer Notice shall include (i) a description of the Units to be offered for transfer (the "**Transfer Units**"), (ii) the proposed sale price for the Transfer Units and (iii) the other material terms and conditions on which the Selling Member would be willing to consummate such a proposed Transfer. The Proposed Transfer Notice shall also include a

copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer if such Selling Member has received such a document or entered into such an agreement. The Selling Member shall not consummate any such Transfer unless and until such Selling Member has complied with this Section 7.2.

7.2.2 The Founding Member shall have an option for a period of thirty (30) days from delivery of the Proposed Transfer Notice to elect to purchase all, or any portion, of the Transfer Units at the same price and subject to the same terms and conditions as described in the Proposed Transfer Notice. The Founding Member may exercise such option and purchase all or any portion of the Transfer Units by notifying the Selling Member in writing before expiration of such thirty (30) day period. If the Founding Member gives the Selling Member notice that it desires to purchase Transfer Units, then payment for the Transfer Units shall be by wire transfer, against delivery of the Transfer Units to be purchased at a place agreed on between the Founding Member and the Selling Member, at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after delivery to the Founding Member of the Proposed Transfer Notice, unless the Proposed Transfer Notice contemplated a later closing. If the Founding Member fails to exercise its option to purchase all or any portion of the Transfer Units within the period set forth in, and pursuant to the terms of, this Section 7.2.2, the remaining Transfer Units shall thereafter be subject to the option granted to the Company pursuant to Section 7.2.5.

7.2.3 Subject to the Founding Member's option set forth in Section 7.2.2, if at any time the Selling Member proposes a Transfer, then, within five (5) days after the Founding Member has declined to purchase all or any portion of the Transfer Units or on the expiration of the Founding Member's option to so purchase such Transfer Units, whichever is sooner, the Selling Member shall give the Company a notice (an "**Additional Proposed Transfer Notice**") that shall include all of the information and certifications required in a Proposed Transfer Notice and shall also indicate the portion of the Transfer Units that the Founding Member has not elected to purchase (the "**Remaining Transfer Units**").

7.2.4 The Company shall have an option for a period of fifteen (15) days from the delivery of the Additional Proposed Transfer Notice from the Selling Member as set forth in Section 7.2.3 to elect to purchase all or any portion of the Remaining Transfer Units at the same price and subject to the same terms and conditions as described in the Additional Proposed Transfer Notice. The Company may exercise such option and purchase all or any portion of the Remaining Transfer Units by notifying the Selling Member and the Founding Member in writing before expiration of the fifteen (15) day period set forth in this Section 7.2.4. If the Company gives the Selling Member notice that he desires to purchase all or any portion of the Remaining Transfer Units then payment for the Remaining Transfer Units shall be by wire transfer, against delivery of the Remaining Transfer Units to be purchased at a place agreed on between the Selling Member and the Company and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after delivery to the Company of the Proposed Transfer Notice, unless the Proposed Transfer Notice contemplated a later closing.

9728884v.3

7.2.5   To the extent that the Founding Member and the Company have not exercised their respective rights to purchase the Transfer Units within the time periods specified in this Section 7.2, the Selling Member shall have a period of one hundred twenty (120) days from the expiration of such rights in which to sell the Transfer Units that the Founding Member and the Company have not elected to purchase to a third party on terms and conditions (including the purchase price) no more favorable to the third party than those specified in the Proposed Transfer Notice or the Additional Proposed Transfer Notice, as the case may be. Notwithstanding the foregoing, prior to effecting the Transfer to a third party, such third party shall have executed documents assuming the obligations of the Selling Member under this Agreement with respect to the Transfer Units. In the event the Selling Member does not consummate the sale or disposition of the Transfer Units within the one hundred twenty (120) day period from the expiration of these rights, the Founding Member's and the Company's rights of first refusal shall continue to be applicable to any subsequent disposition of the Transfer Units by the Selling Member until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or non-exercise of the rights of the Founding Member and the Company under this Section 7.2 to purchase the Transfer Units from the Selling Member shall not adversely affect their rights to make subsequent purchases from the Selling Member of all or any portion of his, her or its Units.

7.3   **Admissions, Resignations, Removals and Terminations**. Additional members may be admitted to the Company from time to time terms as the Managing Member may determine in accordance with the provisions of Section 3.6. No Member shall be subject to removal except as determined by the Managing Member. Subject to Section 8.1.2, no admission, resignation or removal of a Member shall cause the dissolution of the Company. To the fullest extent permitted by law, any purported admission, resignation or removal which is not in accordance with this Agreement shall be null and void.

7.4   **Rights of Assignees**. Until such time, if any, as a transferee of any permitted Transfer pursuant to this ARTICLE 7 is admitted to the Company as a Substitute Member pursuant to Section 7.5, (a) such transferee shall be an Assignee only, and only shall receive from the Company, to the extent Transferred, the distributions and allocations of income, gain, loss, deduction, credit or similar items to which the Member which Transferred its Units would be entitled, (b) such Assignee shall be obligated to make the Capital Contributions that the Member which Transferred its Economic Interests would be obligated to make, if any (provided that the Member shall not be released from his, her or its obligations to make the same should the Assignee fail to meet such obligations in a timely manner), (c) such Assignee shall have a separate Capital Account, (d) such Assignee's Capital Account shall be maintained in a manner consistent with Section 3.3 of this Agreement and (e) such Assignee shall not be entitled or enabled to exercise any other rights or powers of a Member, such other rights, and all obligations relating to, or in connection with, such Units, remaining with the transferring Member. In such a case, the transferring Member shall remain a Member even if it has transferred all of its Units to one or more Assignees until such time as each Assignee is admitted to the Company as a Substitute Member pursuant to Section 7.5. In the event any Assignee desires to make a further assignment of any Economic Interest, such Assignee shall be subject to all of the provisions of this Agreement to the same extent and in the same manner as any Member desiring to make such an assignment.

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7.5   **Admission of Assignees as Substitute Members**.

      7.5.1   An Assignee shall become a Substitute Member only if and when each of the following conditions is satisfied:

      (a)   the Managing Member consents in writing to such admission (except with respect to the admission of a Permitted Family Transferee);

      (b)   the Managing Member receives from the Assignee written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee's consent to be bound by this Agreement as a Substitute Member) that are in a form satisfactory to the Managing Member; and

      (c)   unless otherwise waived by the Managing Member, all of the Company's costs in connection with such Transfer are paid by the Member making such Transfer or the Assignee

      7.5.2   Upon the admission of any Substitute Member, the books and records of the Company, and Exhibit A, shall be amended accordingly.

7.6   **Resignation of Members**. A Member shall be deemed to have resigned from the Company if such Member has (a) Transferred all of its Units to one or more Assignees and such Assignees have been admitted as Substitute Members in accordance with this Agreement or (b) forfeited all of its Units in accordance with this Agreement.

7.7   **Drag-Along Rights**.

      7.7.1   In the event that the Founding Member proposes to Transfer to any Person that is not an Affiliate of the Founding Member or otherwise a Permitted Family Transferee of the Founding Member (a "**Third-Party Purchaser**"), in a single transaction or a series of related transactions, Class A Units representing at least a majority of the Class A Units then held by the Founding Member, the Founding Member will have the right (the "**Drag-Along Right**"), in its sole discretion, to require each other Member (each, a "**Drag-Along Member**") to Transfer to the Third-Party Purchaser in such transaction or transactions (a "Drag-Along Transaction") such portion of the Units held by such Drag-Along Member equal to the percentage derived by dividing (x) the number of Class A Units owned by the Founding Member being Transferred in such Drag-Along Transaction, divided by (y) the aggregate number of Class A Units then owned by the Founding Member, on the terms set forth in this Section 7.7; provided that the Transfer of Units held by any Drag-Along Member in connection with such Drag-Along Transaction shall be on terms substantially identical to those offered to the Founding Member; provided, further, that, if (i) consideration received by the Members in connection with such Transfer includes equity securities of any entity and following such Transfer, the Members, as a group, are entitled to designate one, but not more than one, member of the board of directors (or similar governing body) of such entity, the granting to the Founding Member of the right to designate or elect such member of the board of directors (or similar governing body of such entity) shall not, in and of itself, be deemed to cause the Transfer of the Units of any

Drag-Along Member to be other than on terms substantially identical to those offered to the Founding Member.

7.7.2 The cash purchase price or other consideration payable for each Class B Unit being Transferred, converted or exchanged in a Drag-Along Transaction will be determined by the Managing Member based on the per Unit amount being paid for the Class A Units in such transaction, adjusted to give effect to the preferences and priorities of the Class A Units pursuant to Section 4.2. (*I.e.*, the consideration paid may reflect the return of the Class A Members and Class B Members respective then-unreturned Capital Contributions.)

7.7.3 In connection with any Drag-Along Transaction, each Drag-Along Member agrees that it will (a) consent and raise no objection to, and take all actions reasonably requested by the Founding Member or the Managing Member in connection with, such Drag-Along Transaction (including, if such Drag-Along Transaction is structured as a merger or consolidation, waiving any applicable dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation) and (b) execute such documents, and make such representations, warranties, covenants and indemnities, as are executed or made by the Founding Member; provided, however, that any indemnification obligation of the Members in connection with such Drag-Along Transaction for which recourse is not limited to recovery of any portion of the purchase price paid into escrow will be several (rather than joint) and pro rata as among the Members in accordance with the relative amount of the aggregate consideration to be received by the Members, other than with respect to covenants of, or representations made by, a Member concerning such Member or such Member's ownership or title of any Transferred Units, the authority or capacity of such Member or due execution, delivery and enforceability of, or conflict of any transaction with, any agreement to which such Member is a party and any covenants of such Member. All reasonable fees and expenses incurred by the Founding Member (including in respect of financial advisors, accountants and counsel to the Founding Member) in connection with a Drag-Along Transaction will be paid by the Company.

7.7.4 The Drag-Along Right may be exercised by the Founding Member at any time by giving written notice (the "**Drag-Along Notice**") to each other Member at least forty five (45) days prior to the date on which the Founding Member expects to consummate the Drag-Along Transaction. In the event that the terms or conditions set forth in the Drag-Along Notice are thereafter amended in any respect, the Founding Member will give prompt (and in any event within five (5) business days of such amendment) written notice (an "**Amended Drag-Along Notice**") of the amended terms and conditions of the proposed Transfer to each other Member. Each Drag-Along Notice and Amended Drag-Along Notice will set forth (i) the name and address of the proposed Third-Party Purchaser(s), (ii) the proposed amount and form of consideration (including the material terms and conditions of any non-cash consideration) offered by the Third-Party Purchaser(s) and (iii) all other material terms of the proposed transaction, including the expected closing date of the transaction.

7.7.5 Notwithstanding anything in this Section 7.7 to the contrary, if the consideration to be paid for the Units in a Drag Along Transaction includes any securities,

and the receipt thereof by a particular Member would require under applicable securities law (A) the registration or qualification of such sale or securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision of information, pursuant to Regulation D of the Securities Act or comparable federal and state securities laws, regarding the Company or its subsidiaries, the securities or the issuer to such Member, the provision of which would, as determined by the Managing Member acting reasonably, impose a substantial burden or expense on the Company or the purchaser, then the Founding Member will have the right, but not the obligation, to cause to be paid to such Member in lieu of such securities an amount in cash equal to the fair market value of such securities as of the date of the applicable Drag Along Transaction.

7.8   **Tag-Along Rights.**

7.8.1   In the event that the Founding Member proposes to Transfer to any Third-Party Purchaser any Units held by the Founding Member in one transaction or a series of related transactions (a "**Proposed Third-Party Sale**"), each other Member (each, a "**Tag-Along Member**") will have a right (a "**Tag-Along Right**"), subject to Section 7.1, to sell such Tag-Along Member's pro rata share of the Units to be Transferred by the Founding Member in such Proposed Third-Party Sale (the "**Offered Units**"), which pro rata share of each Tag-Along Member will be deemed to equal a number of Units derived by multiplying (a) the total number of the Offered Units by (b) a fraction (x) the numerator of which is the total number of Class A Units and vested Class B Units owned by such Tag-Along Member and (y) the denominator of which is the total number of Class A Units and vested Class B Units owned by all of the Members.

7.8.2   The purchase price or other consideration payable for each Class B Unit in connection with such Proposed Third-Party Sale will be determined by the Managing Member based on the per Unit amount being paid for the Class A Units in such transaction, adjusted to give effect to the preferences and priorities of the Class A Units pursuant to Section 4.2. (*I.e.*, the consideration paid may reflect the return of the Class A Members and Class B Members respective then-unreturned Capital Contributions.)

7.8.3   In the event the Founding Member proposes to make a Transfer giving rise to a Tag-Along Right, the Founding Member will notify each Tag-Along Member (such notice, a "**Sale Notice**") at least fifteen (15) days prior to the date of such Transfer. Each Sale Notice will set forth (i) a description of the Units to be Transferred pursuant to such Proposed Third-Party Sale, (ii) the identity of the Third-Party Purchaser and (iii) the proposed amount and form of consideration and the other terms and conditions of such Proposed Third-Party Sale being offered by the Third-Party Purchaser and, if any portion of the consideration to be paid is other than cash, all material information in the Founding Member's possession regarding such non-cash consideration (collectively, the "**Third-Party Terms**").

7.8.4   A Tag-Along Right may be exercised by a Tag-Along Member by delivery of a written notice to the Founding Member (the "**Tag-Along Notice**") within fifteen (15) days following receipt of the Sale Notice from the Founding Member. The Tag-Along Notice will state the Units held by such Tag-Along Member that such Tag-Along Member

proposes to include in such Proposed Third-Party Sale and include an offer to sell such Units held by the Tag-Along Member on the same terms and conditions as specified in the Sale Notice. In the event that one or more Tag-Along Members delivers a Tag-Along Notice within such fifteen (15)-day period following receipt of the Sale Notice, then the Founding Member will be prohibited from selling any of the Offered Units to the proposed Third-Party Purchaser in the Proposed Third-Party Sale unless the Founding Member procures that the Third-Party Purchaser purchases the applicable Units held by the participating Tag-Along Member(s) on the Third-Party Terms. In the event that no Tag-Along Member delivers a Tag-Along Notice within such fifteen (15)-day period following receipt of the Sale Notice or the participating Tag-Along Members fail to consummate the sale of Units of such Tag-Along Members in accordance with the terms and conditions of the Sale Notice, the Founding Member will thereafter have the right to sell (not later than one hundred eighty (180) days following the expiration of the fifteen (15)-day period described above) all (but not less than all) of the Offered Units to a Third-Party Purchaser for a purchase price and on other terms and conditions that, on the whole, are no more favorable to the Founding Member than the Third-Party Terms specified in the Sale Notice without again complying with this Section 7.8.

7.8.5   In connection with the exercise of any Tag-Along Right, each participating Tag-Along Member will execute such documents, and make such representations, warranties, covenants and indemnities, as are executed or made by the Founding Member; provided, however, that any indemnification obligation of the Members in connection with such Proposed Third-Party Sale for which recourse is not limited to recovery of purchase price paid into escrow will be several (rather than joint) and pro rata as among the Founding Member and the participating Tag-Along Members in accordance with the relative amount of the aggregate consideration received by such Founding Member and participating Tag-Along Members in connection with such Proposed Third-Party Sale, other than with respect to representations made by a Member concerning such Member or such Member's ownership or title of the Units, the authority or capacity of such Member or due, execution, delivery and enforceability of, or conflict of any transaction with, any agreement to which such Member is a party and any covenants of such Member. All reasonable fees and expenses incurred by the Founding Member (including in respect of financial advisors, accountants and counsel to the Founding Member) in connection with a Proposed Third-Party Sale will be paid by the Company.

ARTICLE 8
DISSOLUTION AND LIQUIDATION

8.1   **Dissolution**.

8.1.1   **Generally**. The Company may be dissolved, liquidated and terminated, and have its affairs wound up, only pursuant to the provisions of this ARTICLE 8, and the Members do hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company Assets.

9728884v.3

8.1.2 **Exclusive Causes**. The Company shall dissolve and its business and affairs shall be wound up on the first to occur of the following: (a) the written election of the Managing Member or (b) such time as there are no Members of the Company, unless the business of the Company is continued in accordance with the Act. To the fullest extent permitted by law, any dissolution of the Company other than as provided in this Section 8.1.2 shall be a dissolution in contravention of this Agreement and, in furtherance thereof, each Class B Member waives any right to seek a judicial dissolution of the Company.

8.1.3 **Effect of Dissolution**. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it has been wound up, its assets have been distributed as provided in Section 8.2 and its Certificate has been canceled in accordance with the requirements of the Act. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.2 **Liquidation**.

8.2.1 Upon dissolution of the Company, the Company shall thereafter engage in no further business other than that which is necessary to wind up the business, and the Managing Member or such other Person as may be appointed by the Managing Member shall act as the "**Liquidator**" of the Company. The Liquidator shall liquidate the assets of the Company, and after allocating (pursuant to ARTICLE 5 of this Agreement) all income, gain, loss, deductions and credit resulting therefrom, shall distribute the cash proceeds thereof. A reasonable time shall be allowed for the winding up of the affairs of the Company in order to minimize any losses attendant on such a winding up. The Liquidator shall use commercially reasonable efforts to liquidate and dispose of, or distribute, all Company Assets within two years of dissolution, but shall not be bound to do so or be liable in any way for failure to do so. In the event the Liquidator reasonably believes that it is prudent to do so, cash or other assets held in reserve may be placed in a liquidating trust or other escrow immediately prior to the termination of the Company in order to ensure that any and all obligations of the Company are satisfied. The cash proceeds from the liquidation of Company Assets shall be applied or distributed by the Company in the following order:

(a) First, to the creditors of the Company (including, without limitation, to Members who are creditors to the extent permitted by law) in satisfaction of liabilities of the Company and to the setting up of any reserves for contingencies which the Liquidator may consider necessary or appropriate; and

(b) Thereafter, to the Members in accordance with Section 4.2.

8.2.2 Notwithstanding Section 8.2.1 of this Agreement, in the event that the Liquidator determines that an immediate sale of all or any portion of the Company Assets would cause undue loss to the Members, the Liquidator, in order to avoid such loss to the extent not then prohibited by the Act, may either defer liquidation of and withhold from distribution for a reasonable time any Company Assets except those necessary to satisfy,

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including the provision of reasonable reserves for, the Company's debts and obligations, or distribute the Company Assets to the Members in kind in a manner otherwise in accordance with the distribution procedure of Section 8.2.1 of this Agreement.

8.3 **No Capital Contribution on Dissolution**. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Capital Contributions thereto, its Capital Account and its share of Net Profits or Net Losses, and shall have no recourse therefor (on dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

<center>

ARTICLE 9
MISCELLANEOUS

</center>

9.1 **Appointment of Managing Member as Attorney-in-Fact**.

9.1.1 Each Member, including each Substitute Member, by its execution of this Agreement, irrevocably constitutes and appoints the Managing Member as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as the Managing Member may determine to be necessary or appropriate to carry out the provisions of this Agreement.

9.1.2 The appointment by all Members of the Managing Member as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying on the power of the Managing Member to act as contemplated by this Agreement in any filing and other action by it on behalf of the Company, shall survive the Incapacity of any Person hereby giving such power, and the transfer or assignment of all or any portion of the Units of such Person in the Company, and shall not be affected by the subsequent Incapacity of the principal.

9.2 **Amendments**. In addition to amendments specifically authorized herein, this Agreement may be amended, supplemented, modified and/or restated from time to time by a written instrument executed by the Managing Member; provided, that, at any time that Class B Units or Convertible Notes remain outstanding, any such amendment, supplement, modification and/or restatement that negatively affects the Class B Units disproportionately from any other class of Units will require the prior approval of the holders of the majority of the Class B Units then outstanding on an as converted basis assuming all such Convertible Notes had converted to Class B Units.

9.3 **Accounting and Fiscal Year**. Subject to Code Section 448, the books of the Company shall be kept on such method of accounting for tax and financial reporting purposes as may be determined by the Managing Member. The fiscal year of the Company shall end on

<center>29</center>

December 31 of each year, or on such other date permitted under the Code as the Managing Member shall determine.

9.4   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and fully supersedes any and all prior or contemporaneous agreements or understandings among the parties hereto pertaining to the subject matter hereof.

9.5   **Further Assurances**. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement.

9.6   **Notices**. Any notice, consent, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the Person or to an officer of the Person to whom the same is directed, or (b) sent by facsimile, electronic mail or registered or certified mail, return receipt requested, postage prepaid, addressed as follows: (a) if to the Company, to the Company at the address set forth in Section 1.3 hereof, or to such other address as the Company may from time to time specify by notice to the Members; and (b) if to a Member, to such Member at the address set forth in Exhibit A, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given and received for all purposes as of (i) the date so delivered, if delivered personally, (ii) on receipt, if sent by facsimile or electronic mail or (iii) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

9.7   **Tax Matters**.

9.7.1   The Company shall cause all federal, state and local tax returns for the Company to be prepared by such certified public accountants selected by the Managing Member and timely filed with the appropriate authorities and, subject to Section 9.7.2, oversee the tax affairs of the Company (including decisions as to tax elections and tax reporting positions). The Company will furnish or will cause to be furnished to each Member (a) within ninety (90) days (or as soon as reasonably practicable thereafter) after the end of each calendar year, (i) an Internal Revenue Service Schedule K-1 with respect to such Member, that shall include all necessary information required by each Member for preparation of its federal, state and local income or franchise tax or information returns, including each Member's distributive share of taxable income or loss and any other items of income, gain, loss and deduction for such fiscal year, (ii) a copy of the Company's federal, state and local income tax or information returns for such fiscal year and (iii) all other information as may be reasonably requested by such Member to enable such Member or the holder of an indirect interest in such Member to comply with its tax reporting obligations. Each Member shall furnish to the Company all pertinent information relating to such Member that is necessary to enable the Company's tax returns to be timely prepared and filed. Each Member shall take reporting positions on their respective income tax

returns consistent with the positions determined for the Company by the Managing Member and the Schedule K-1 issued by the Company to such Member. Subject to Section 5.3, each Member shall be responsible for any and all taxes on the amount of taxable income of the Company allocated to such Member pursuant to this Agreement and shall indemnify the Company for any liability for such Member's taxes imposed on the Company.

9.7.2 David G. Waldorf is hereby designated as "Tax Matters Partner" of the Company, as provided in Code Section 6231 and the Treasury Regulations thereunder. Each Member hereby approves of such designation, agrees and acknowledges that the Tax Matters Partner may engage such professional advisors as it may deem appropriate in carrying out its duties as Tax Matters Partner, and agrees to execute such documents as may reasonably be necessary or appropriate to evidence such approval. The Tax Matters Partner shall have the power and perform the obligations required of a tax matters partner to the extent and in the manner provided by applicable Code Sections and Treasury Regulations. Without limiting the foregoing, the Tax Matters Partner shall have the right to defend against any proposed adjustment by all appropriate proceedings and, consistent with Code Sections 6221 through 6233, each Member shall allow any proposed adjustment with respect to any "partnership item" (as defined in Code Section 6231(a)(3)) to be handled by the Tax Matters Partner.

9.7.3 The provisions of this Section 9.7 shall survive the termination of any Member's interest in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with the IRS all federal income tax matters relating to the Company.

9.8   **Governing Law**. This Agreement, including its existence, validity, construction and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of choice of law or conflicts of law.

9.9   **Jurisdiction**. Each Member hereby submits to the jurisdiction of any state or federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement or the transactions contemplated herein.

9.10   **Certain Rules of Construction**.

9.10.1 To the fullest extent permitted by law, the parties hereto intend that any ambiguities shall be resolved without reference to which party may have drafted this Agreement and this Agreement shall be construed as if all parties prepared this Agreement.

9.10.2 All Article or Section titles or other titles or captions in this Agreement are for convenience only, shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

9.10.3 All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as appropriate.

(f)   Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with then-applicable United States generally accepted accounting principles; (c) "or" is not exclusive; (d) words in the singular include the plural, and words in the plural include the singular; (e) provisions apply to successive events and transactions; (f) the words "herein," "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (g) all references to Articles, Sections, Schedules, Exhibits, paragraphs, subparagraphs and clauses refer to Articles, Sections, Schedules, Exhibits, paragraphs, subparagraphs and clauses of this Agreement unless the context shall otherwise require; (h) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (i) the words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation"; (j) the word "extent" in the phrase "to the extent" mean the degree to which a subject or other thing extends, and such phrase does not mean simply "if"; (k) references to "$" or "dollars" mean United States dollars; (l) unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, restated, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; (m) all decisions, determinations, actions, judgments, consents and approvals of or by the Managing Member shall be made in the sole and absolute discretion of the Managing Member and (n) all references to any Member mean and include such Member and any Person duly admitted as a member of the Company in substitution therefor in accordance with this Agreement, unless the context otherwise requires.

9.11   **Binding Effect**. Except as otherwise expressly provided herein, this Agreement shall be binding on and inure to the benefit of the Members, their heirs, executors, administrators, successors and all other Persons hereafter holding, having or receiving an interest in the Company. This Agreement is not intended to confer any rights or remedies hereunder on, and shall not be enforceable by, any Person other than the parties hereto and, with respect to the provisions of ARTICLE 6, each Indemnitee.

9.12   **Severability**. In the event that any provision of this Agreement, as applied to any party or to any circumstance, shall be adjudged by a court to be void, unenforceable or inoperative as a matter of law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or unenforceability of the Agreement as a whole.

9.13   **Counterparts**. This Agreement may be executed in any number of multiple counterparts, each of which shall be deemed to be an original copy and all of which shall constitute one agreement, binding on all parties hereto, and may be executed and delivered by facsimile or as a .pdf file attached to electronic mail.

9.14   **Company Counsel**. THE ATTORNEYS, ACCOUNTANTS AND OTHER EXPERTS WHO PERFORM SERVICES FOR THE COMPANY MAY ALSO PERFORM SERVICES FOR CERTAIN MEMBERS AND ANY AFFILIATES OF THE FOREGOING. THE

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COMPANY MAY, WITHOUT THE CONSENT OF THE MEMBERS, EXECUTE ON BEHALF OF THE COMPANY ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT COUNSEL MAY REQUEST PURSUANT TO THE APPLICABLE RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY JURISDICTION. EACH MEMBER ACKNOWLEDGES THAT COMPANY COUNSEL DOES NOT REPRESENT ANY MEMBER IN ITS CAPACITY AS COMPANY COUNSEL IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN SUCH MEMBER AND COMPANY COUNSEL (AND THEN ONLY TO THE EXTENT SPECIALLY SET FORTH IN SUCH AGREEMENT), AND THAT IN ABSENCE OF ANY SUCH AGREEMENT COMPANY COUNSEL SHALL OWE NO DUTIES TO ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT COMPANY COUNSEL HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, COMPANY COUNSEL HAS NOT REPRESENTED THE INTERESTS OF ANY MEMBER, AS SUCH, IN THE PREPARATION AND/OR NEGOTIATION OF THIS AGREEMENT.

9.15 **Confidentiality**. Each party hereto agrees that the provisions of this Agreement, all understandings, agreements and other arrangements between and among the parties, and all other non-public information received from or otherwise relating to the Company or its Affiliates, shall be confidential and shall not be disclosed or otherwise released to any other Person (other than another party hereto or such party's financial and legal advisors that are under a duty of confidentiality to such party), without the written consent of the Managing Member. The obligations of the parties hereunder shall not apply to the extent that the disclosure of information otherwise determined to be confidential is required by applicable law, provided, that prior to disclosing such confidential information, to the extent not prohibited by applicable law, a party shall promptly notify the Managing Member thereof, which notice shall include the basis on which such party believes the information is required to be disclosed.

9.16 **Survival**. The provisions of Sections 6.3, 9.1, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11, 9.12, 9.14 and 9.15 (and this Section 9.16) (and any other provisions herein necessary for the effectiveness of the foregoing sections) shall survive the termination of the Company and/or the termination of this Agreement.

9.17 **Third Party Beneficiaries**. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto and, solely with respect to Section 6.2, the Indemnitees.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

COMPANY:



David G. Waldorf
President

MEMBER:



David G. Waldorf

MEMBER:

WTR INVESTOR, INC.

David G. Waldorf
President

EXHIBIT A

Members, Initial Capital Contributions and Units

Member	Initial Capital Contribution	Class A Units	Class B Units	Aggregate Units
David G. Waldorf 44 Amogene Crossway #7760 Greenwich, CT 06830	$98,888.89	890,000	-	890,000
WTR Investor, Inc. 44 Amogene Crossway #7760 Greenwich, CT 06830 Attn: David G. Waldorf	$1,111.11	10,000	-	10,000
TOTAL	$100,000.00	900,000	--	900,000